Exhibit 2.1

Execution Version

INTEREST PURCHASE AGREEMENT

dated as of

June 12, 2017

by and among

TRAXYS NORTH AMERICA, LLC,

TRAXYS EUROPE S.A.,

CMC COMETALS INTERNATIONAL SARL

and

COMMERCIAL METALS COMPANY

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR		43

4.1	Organization	43
4.2	Due Authorization	43
4.3	No Conflict	43
4.4	Litigation and Proceedings	43
4.5	Governmental Authorities; Consents	44
4.6	Financial Ability	44
4.7	Brokers’ Fees	44
4.8	Solvency	44

ARTICLE V COVENANTS OF THE SELLER AND PARENT		44

5.1	Conduct of Business	44
5.2	Inspection	48
5.3	HSR Act and Regulatory Approvals	48
5.4	Formation of Acquired Companies and Contribution	49
5.5	No Shop	50
5.6	Non-Competition; Non-Solicitation	50
5.7	Briquetting Facility	52
5.8	Post-Closing Correspondence and Payments	52
5.9	Cometals Names and Materials	53
5.10	Collection of Receivables	53
5.11	Additional Assumed Contracts	54
5.12	CMC Belgium Branch	54
5.13	Position Reports	54
5.14	Lease Assignments	55
5.15	Consignment Reports	55

ARTICLE VI COVENANTS OF ACQUIROR		55

6.1	HSR Act and Regulatory Approvals	55
6.2	Employment Matters	56
6.3	Entity Names	59
6.4	Nui Phao Mining Company Advances	59

ARTICLE VII JOINT COVENANTS		60

7.1	Support of Transaction	60
7.2	Tax Matters	61
7.3	Changes in Circumstances	63
7.4	Publicity	64
7.5	Control of Litigation	64
7.6	Warehouse Agreements	65
7.7	Powers of Attorney	65

ARTICLE VIII CONDITIONS TO OBLIGATIONS		65

8.1	Mutual Conditions to Obligations	65
8.2	Conditions to Obligations of Acquiror	65
8.3	Conditions to the Obligations of Parent and Seller	67

ARTICLE IX SURVIVAL; INDEMNIFICATION		68

9.1	Survival	68
9.2	Special Definitions	69
9.3	Indemnification by Seller and Parent	69
9.4	Limitations	69
9.5	Indemnification by Acquiror	70
9.6	Exclusive Remedy	71
9.7	Procedures for Third Party Claims	71
9.8	Procedures for Inter Party Claims	72
9.9	Duty to Mitigate	73
9.10	Damages	73
9.11	Payment of Damages	74
9.12	Treatment of Indemnity Payments	74
9.13	Tax Benefits	74
9.14	Acknowledgements	74

ARTICLE X TERMINATION/EFFECTIVENESS		75

10.1	Termination	75
10.2	Effect of Termination	76

ARTICLE XI MISCELLANEOUS		77

11.1	Waiver	77
11.2	Notices	77
11.3	Assignment	79
11.4	Rights of Third Parties	79
11.5	Expenses	79
11.6	Governing Law	79
11.7	Captions; Counterparts	79
11.8	Schedules	79
11.9	Entire Agreement	80
11.10	Amendments	80
11.11	Severability	80
11.12	Jurisdiction	80
11.13	Enforcement	81
11.14	Waiver of Conflicts	81
11.15	Authority to Act	82
11.16	Further Assurances	82

Exhibits

Exhibit A	—	Agreed Principles
Exhibit B	—	Contribution Agreement
Exhibit C	—	Processing Agreement
Exhibit D-1	—	TSA
Exhibit D-2	—	Reverse TSA
Exhibit E	—	Example Closing Statement

INTEREST PURCHASE AGREEMENT

This Interest Purchase Agreement (this “Agreement”), dated as of June 12, 2017, is entered into by and among Traxys North America LLC, a Delaware limited liability company (“TNA”), Traxys Europe S.A., a limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg trade and companies register under the number B.24562 (“TE”, together with TNA, collectively, “Acquiror”), CMC Cometals International Sarl, a private limited liability company (societe a responsabilite limitee), incorporated and existing under Luxembourg law (“Seller”), and Commercial Metals Company, a Delaware corporation (“Parent”).

RECITALS

WHEREAS, the respective boards of directors or managers of Acquiror, Parent and Seller have approved and declared advisable the Sale (defined below) upon the terms and subject to the conditions of this Agreement;

WHEREAS, the respective boards of directors or managers of Acquiror, Parent and Seller have determined that the Sale is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective companies; and

WHEREAS, the assets and liabilities of the Business are currently held by Parent and Seller and certain of their Subsidiaries, and the respective boards of directors or managers of Parent and Seller have determined that Parent, Seller and such Subsidiaries transferring certain assets and liabilities of the Business to the Acquired Companies and consummating certain other transactions pursuant to the Contribution Agreement and this Agreement is in the best interest of their respective companies;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Parent and Seller agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Definitions.

As used herein, the following terms shall have the following meanings:

“Accounts Payable Value” an amount equal to the value of all outstanding accounts payable of the Business as of the Measurement Time as set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), as determined in accordance with the Agreed Principles.

“Acquired Companies” means New Cometals USA, New Cometals Europe and New Cometals Processing.

“Action” means any claim, demand, action, dispute, suit, petition, litigation, arbitration, mediation, investigation, charge, prosecution, or any other proceeding, judicial, administrative or otherwise.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise, provided, however, that notwithstanding the foregoing, with respect to the Acquiror, except for purposes of the representation and warranty in Section 4.7, the indemnity set forth in Section 9.3, the limitation of liability set forth in Section 9.4(f) and the provisions set forth in Section 9.14(c), the term “Affiliate” shall not include (a) Carlyle Investment Management L.L.C. (“Carlyle”), (b) the direct or indirect portfolio companies of investment funds advised or managed by Carlyle, (c) Carlyle’s Investment Solutions vehicles and managed accounts and Global Market Strategies investment funds and hedge funds, (d) any fund advised by Riverstone Holdings L.L.C. or NGP Energy Capital Management, L.L.C. or (e) any Affiliates of the Carlyle Parties (other than the Acquiror and its Subsidiaries) (all of the Persons, vehicles, funds and accounts set forth in clauses (a) through (e) referred to collectively as the “Carlyle Parties”).

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code or any comparable or analogous group under applicable Law.

“Agreed Principles” means the practices, principles, policies, methodologies and procedures set forth on Exhibit A.

“Anti-Corruption Laws” means all Laws relating to anti-bribery or anti-corruption (governmental or commercial), which apply to the business and dealings of the Acquired Companies, Parent or Seller (and their respective Subsidiaries), with respect to each of the foregoing, solely with respect to or affecting the Business; including, without limitation, Laws that prohibit the corrupt payment, offer, promise, or authorization of, solicitation or receipt of, the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to or from any Government Official, State-Owned Enterprise, commercial entity, or any other Person to obtain an improper business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time (the “FCPA”), the UK Bribery Act 2010, the Chinese Unfair Competition Law or Interim Regulations on Prohibition of Commercial Bribery, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means all Laws relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements, which apply to the business and dealings of the Acquired Companies, Parent or Seller (and their respective Subsidiaries) solely with respect to or affecting the Business; including, without limitation, the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, as amended, and all other applicable money laundering-related laws.

“Assets” means, with respect to any Person, all properties, assets, claims and rights of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person.

“Assumed Contract” means each Contract that, subject to Section 7.1(c), is both (a) included in the Cometals Assets (as defined in the Contribution Agreement), the Chinese Cometals Assets and the Russian Cometals Assets, and (b) is (i) a Contract scheduled under the “Material Contracts” heading on Schedule 3.9(a), unless such Contract constitutes an Excluded Contract, (ii) a Contract (other than a Material Contract) scheduled under the “Other Contracts” heading on Schedule 3.9(c), (iii) a Contract (other than a Material Contract) that (A) relates solely to the purchase or sale of Inventory in the ordinary course of the Business, and (B) is accurately reflected in all material respects on the Final Position Report or, only until the Final Position Report is delivered, on the most recent Position Report prior to the Closing Date, or (iv) a Contract that the parties agree pursuant to Section 5.11 will be an Assumed Contract.

“Assumed Liabilities” means, collectively, the Cometals Assumed Liabilities (as defined in the Contribution Agreement), the Chinese Cometals Assumed Liabilities, and the Russian Cometals Assumed Liabilities, in each case, as determined in accordance with the Agreed Principles, if applicable.

“Assumed Liabilities Value” means an amount equal to the value of the liabilities of the Business as of the Measurement Time as set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), as determined in accordance with the Agreed Principles, as applicable.

“Balance Sheet” shall mean that certain unaudited pro forma consolidated balance sheet of the Business, dated May 31, 2017, included in the Financial Statements.

“Business” means the business of Parent and Seller (and any of their respective Affiliates) as currently conducted as the “Cometals” division, including but not limited to the ownership, sale, lease and operation of any of the Transferred Assets in connection with such business, and the goodwill and going concern value of the foregoing. Without limiting the foregoing, the “Business” includes (i) the purchase and sale of specialty products used in metallurgy, oilfield services and construction, including but not limited to fluorspar, anthracite coal, vermiculite, blast furnace coke; silicon carbide, brown fused alumina, electrodes, magnesite, bauxite; vanadium, niobium, magnesium, barium hydroxide monohydrate, ilmenite; feed minerals, chrome ore, ferrochrome; copper tubes, copper alloy strips, copper alloy rods, copper alloy tubes, copper alloy sheets and plates; ceramic proppants and cenospheres; and other specialty raw materials used in industrial and other similar applications as presently conducted anywhere in the world, including but not limited to from Parent’s, Seller’s and their Affiliates’ offices in New Jersey, Belgium, Moscow and Beijing, (ii) the chartering/freight desk presently servicing the Business (the “Cometals Freight Desk”), and (iii) the briquetting operations producing chrome metal, ELMN (flakes & briquettes) and chrome and iron briquettes as presently conducted by CMC Processing (the “Briquetting Operations”). For the avoidance of doubt, the businesses of Parent and Seller (and their Affiliates) currently conducted as the “Cometals Steel”, “Asia Steel

Trading” and “Australia Steel Trading” divisions and any servicing to such divisions provided by a newly created chartering/freight desk (other than the Cometals Freight Desk) are not included within the definition of Business.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, or Luxembourg are authorized or required by Law to close.

“Chinese Cometals Assets” means (i) the Contracts, Inventory and Receivables related to the Business of CMC China set forth on Schedule 1.1(a), as such Schedule shall be updated in good faith by Parent and Seller and delivered to Acquiror no later than two (2) Business Days prior to the Closing, and (ii) the following Assets owned or held by CMC China as of the Effective Time that are primarily arising from, primarily related to, primarily used in, primarily held for use in or necessary for, the conduct and operation of the Business: (a) Books and Records (as defined in the Contribution Agreement), (b) all portable electronic devices (including laptops, mobile phones and tablets) issued to Transferred Employees of CMC China, (c) Transferred Intellectual Property (as defined in the Contribution Agreement), and (d) goodwill, in each case, that are primarily arising from, primarily related to, primarily used in, primarily held for use in or necessary for, the conduct and operation of the Business.

“Chinese Cometals Assumed Liabilities” means (i) all obligations of CMC China directly arising out of or relating to any Assumed Contract included in the Chinese Cometals Assets to the extent, in each case, such obligations both (a) arise or accrue and are to be paid, satisfied, discharged, performed and fulfilled on or following the Effective Time, and (b) relate solely to periods occurring after the Effective Time, and (ii) all Closing Statement Liabilities of CMC China. Chinese Cometals Assumed Liabilities will not include any other Liabilities, and for the avoidance of doubt such other Liabilities shall include any Liabilities in respect of Contracts that are not assigned to Traxys China, (iii) any breach or default (without regard to whether any grace period or notice period has elapsed) of a Contract that arose or accrued on or prior to the Effective Time, or (iv) any breach, condition or default arising (without regard to whether any grace period or notice period has elapsed) in respect of any (A) assignment or purported assignment of such Contract by any member of the Seller Group or (B) change of control, in each case as a result of the transactions contemplated by this Agreement or the Contribution Agreement, and all of the foregoing will be included in the term “Excluded Liabilities”.

“Chinese Transferred Employees” means the proposed Transferred Employees of CMC China.

“Closing Statement Liabilities” means those Liabilities of Parent, Seller, CMC Processing, CMC China and the CMC Russia Rep Office that relate to the Business are expressly set forth with liquidated values on the Closing Statement as of the Measurement Time, as such are determined and adjusted in accordance with the Agreed Principles, and as adjusted to reflect the Final Closing Statement.

“CMC Belgium Branch” means the branch office of Seller registered in Belgium, together with its business and operations, including all of its Assets (including Contracts) and Liabilities.

“CMC China” means CMC (Beijing) International Trade Co. Ltd., a Subsidiary of Parent.

“CMC Processing” means CMC Cometals Processing, Inc., a Texas corporation.

“CMC Russia Rep Office” means the representative office of Parent registered in Russia.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means all confidential and non-public information of the Business, including, without limitation, business plans, marketing information, financial information (historic or projected), customer information, employee information, product research and development information, product marketing plans, technology information, project information, business overviews, know-how, product formulations and recipes, product samples, source code, object code, materials, data and any other information primarily related, directly or indirectly, to the Business, provided that “Confidential Information” shall not include information which was publicly available prior to any disclosure by Parent, Seller or any their Affiliates, or subsequently becomes public information through no breach of this Agreement by Parent, Seller or any of their Affiliates.

“Contract Inventory” means Inventory of the Business as of the Measurement Time as determined in accordance with the Agreed Principles.

“Contracts” means any legally binding (written or oral) contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other enforceable arrangement, understanding, undertaking or obligation, including any amendments thereto.

“Contribution Agreement” means that certain Separation and Contribution Agreement, by and between Parent, Seller and the Acquired Companies, in the form attached hereto as Exhibit B.

“Effective Time” shall have the meaning set forth in the Contribution Agreement.

“Environmental Laws” means all Laws, now or hereafter in effect, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the environment, occupational health or safety related to exposure to Hazardous Materials, or to emissions, discharges, Releases or threatened Releases of Hazardous Materials into the environment, including ambient air, surface water, groundwater or land, or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials.

“Equity Securities” means any and all shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial ownership interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exercisable for or related to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or at any time within the six (6) year period preceding the date of this Agreement would have been treated as, a “single employer” with Seller or Parent under Section 414(b), (c), (m), or (o) of the Code.

“Excluded Assets” means, collectively all Assets of Parent, Seller and their respective Subsidiaries other than the Transferred Assets. “Excluded Assets” will be deemed to include (i) cash and cash equivalents, deposits, bank accounts, certificates of deposit, governmental obligations and marketable securities, (ii) any Assets that are or become Excluded Assets under the Agreed Principles or the Contribution Agreement, (iii) the Excluded Intellectual Property, (iv) the Excluded Contracts and related rights and claims thereunder, (v) insurance policies of Parent, Seller and their respective Affiliates, and any claims and rights to receive proceeds thereunder, (vi) Plans and related rights and assets of Parent, Sellers and their respective Affiliates, (vii) any refunds, claims for refunds or rights to receive refunds from any Governmental Authority with respect to periods prior to the Effective Time, (viii) rights and claims related to any other Excluded Asset and any rights and claims under this Agreement or any Transaction Document, (ix) any assets of Parent, Seller and their respective Affiliates located in Cayce, South Carolina other than the CMC Processing Specified Assets (as defined in the Contribution Agreement) and (x) the Assets set forth on Schedule 1.1(b).

“Excluded Contracts” means the Contracts set forth on Schedule 1.1(c).

“Excluded Intellectual Property” means, without prejudice to the rights granted pursuant to Section 5.9, Parent’s and any of its Subsidiaries’ (including Seller’s) rights in the following worldwide: (a) patents and patent applications, all continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing; (b) trademarks, service marks, trade names, trade dress, logos, and applications and registrations for any of the foregoing, and all goodwill associated therewith; (c) domain names; (d) original works of authorship in proprietary software codes and any applications and registrations for the foregoing and (e) software.

“Excluded Liabilities” means all Liabilities of Parent, Seller, CMC Processing and each of their Affiliates other than Assumed Liabilities. Excluded Liabilities shall include Actions and Liabilities (other than Assumed Liabilities) to the extent relating to or arising from (i) the ownership or operation of the Business or any properties, assets (including Contracts), businesses or entities of any kind owned or operated by Parent, Seller, CMC Processing and each of their Affiliates to the extent arising on or prior to the Closing, (ii) the Plans or any other employee benefit or compensation plans or programs sponsored or maintained by any of Parent, Seller, CMC Processing, any of their Affiliates, and any ERISA Affiliate of any of the foregoing, (iii) violation of any Laws (including employment, Environmental Laws, Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions Laws and Regulations) to the extent conduct giving rise to the violation occurred on or prior to the Closing, (iv) any investigation or removal, clean-up and/or remediation of any Hazardous Material present at or arising out of or in connection with the operations or business of Parent, Seller, CMC Processing or their Affiliates (including any Releases), each of the foregoing, to the extent arising on or prior to the Closing, and to the extent required by applicable Law (with any removal, clean up and/or remediation being to the lowest industrial standard), (v) the CMC Belgium Branch, the Briquetting Operations (other than as set forth in the Processing Agreement), CMC China and the CMC Russia Rep Office, (vi) any and all employees of the Business wherever located or employed, including the Transferred Employees and Consultants, including Liabilities and Actions with respect to (A) the employment and termination of any such employee’s employment with Parent, Seller, CMC Processing or their Affiliates, whether such Liability (including Change of Control Payments) arises from or pursuant to any Contract, Plan or applicable Law, (B) compliance with applicable Laws in relation to labor or employment; and (C) labor remuneration, social insurance contributions, leave, employment of employees, and overtime work remuneration to which any such employees are entitled to receive from Parent or any of its Subsidiaries under their employment Contracts or in accordance with applicable Laws; (vii) the Excluded Assets, including Excluded Contracts, (viii) subject to Section 7.1(c), Contracts that are not assigned to New Cometals USA, New Cometals Europe, Traxys Russia or Traxys China (as applicable) or any Contracts where such assignment is void, voidable or otherwise ineffective to vest New Cometals USA, New Cometals Europe, Traxys Russia or Traxys China (as applicable) with full benefits of such Contract, (ix) any (1) breach of or default (without regard to whether any grace period or notice period has elapsed) by Parent or any of its Subsidiaries under a Contract that arose or accrued on or prior to the Closing or (2) any breach, condition or default arising (without regard to whether any grace period or notice period has elapsed) in respect of any (1) assignment or purported assignment of such Contract by any member of the Seller Group, (2) or any change of control, in each case as a result of the transactions contemplated by this Agreement or the Contribution Agreement, (x) failure to obtain any required Approvals or Notifications or to remove any legal impediments pursuant to, or the operation of, Section 2.5(b) of the Contribution Agreement or Section 7.1(b) of this Agreement or (xi) the matters set forth on Schedule 1.1(d). Excluded Liabilities will also be deemed to include any Liabilities deemed to be Excluded Liabilities pursuant to the Contribution Agreement. For the avoidance of doubt, the Acquired Companies are Affiliates of Seller and Parent prior to Closing and cease to be Affiliates of Seller and Parent from and after the Closing.

“GAAP” means U.S. generally accepted accounting principles in effect from time to time, consistently applied.

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority; (ii) any political party or party official or candidate for political office; (iii) any official, officer, director, shareholder, employee, representative of, or Person acting for or on behalf of, any State-Owned Enterprise; or (iv) any public international organizations (as that term is defined in the FCPA) and any officer, director, shareholder, employee, representative, or other Person acting for or on behalf thereof.

“Governmental Authority” means (i) any national, federal, state, county, municipal, or local government of any country or any entity, court or tribunal (including any arbitrator or mediator) exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank), and (ii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clause (i) of this definition.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, settlement agreement, determination or award, in each case, entered by or with any Governmental Authority.

“GST” means goods and services tax.

“Hazardous Material” means any substance or material that is prohibited, controlled or regulated by any Governmental Authority because of its effect or potential effect on human health or the environment, including any substance or material which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “toxic substance,” “contaminant” or “pollutant” under any provision of Environmental Law, including, but not limited to, any petroleum or petroleum product, asbestos in any form that is or could become friable, and transformers or other equipment that contain or contains dielectric fluid containing polychlorinated biphenyls (PCBs).

“Holdback Amount” means an amount equal to ten percent (10%) of the Inventory Value included in the Estimated Net Asset Consideration.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) all obligations for borrowed money and all obligations evidenced by notes, bonds, debentures or other similar instruments, and, in each case, including all principal and any interest accrued thereon and breakage costs, redemption, prepayment or similar fees, premiums, penalties or expenses associated with prepaying any such indebtedness or other similar amounts; (b) all obligations under leases which must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee (it being understood, for the avoidance of doubt, that obligations under operating leases shall not constitute Indebtedness); (c) all obligations to pay the deferred purchase price of assets, property or services, except current trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practice; (d) all obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations, contingent or otherwise, under bankers’ acceptances, letters of credit or similar facilities (or reimbursement agreements in respect thereof), in each case to the extent drawn; (f) all obligations under any interest rate, currency or similar hedging agreement or other derivative agreement, in each case, valued at the termination cost thereof; (g) all liabilities of others secured by any Lien on any Asset of such Person (whether or not such indebtedness is assumed by such Person); (h) any indebtedness, obligations or other liabilities of any other Person of the type specified in any of the foregoing clauses, the payment or satisfaction of which has been, directly or indirectly, guaranteed by such Person; and (i) all unpaid prepayment penalties, premiums, costs and fees that arise as a result of the prepayment of obligations of the kind referred to in clauses (a) through (h) above.

“Indemnified Taxes” means (a) Taxes of the Parent, Seller and their Affiliates (excluding the Acquired Companies), (b) Taxes of the Acquired Companies for any Pre-Closing Tax Period, (c) any Taxes arising in connection with the transactions undertaken pursuant to the Contribution Agreement, (d) any Taxes arising from a breach of the covenants in Section 7.2 of this Agreement, (e) any Transfer Taxes (i) for which Parent and Seller are liable pursuant to Section 11.5 or (ii) arising as a result of Inventory being located as of the Measurement Time in jurisdictions that are not set forth in the Schedules attached hereto and (f) any Taxes arising from any discharge of intercompany Indebtedness amongst Parent and its Affiliates.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission or any subpoena, interrogatory or deposition.

“Initial Position Report” means the Position Report for May 31, 2017 last made available in the Data Room prior to the date of this Agreement.

“Intellectual Property” means rights in the following worldwide: (a) patents and patent applications, all continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing; (b) trademarks, service marks, trade names, trade dress, logos, and applications and registrations for any of the foregoing going, and all goodwill associated therewith; (c) domain names; (d) original works of authorship in copyrightable works, proprietary software codes, and any applications and registrations for the foregoing; and (e) trade secrets and confidential and proprietary know-how and business information.

“Intentional Breach” means a breach which has resulted from either (a) fraud or (b) an act or failure to act that a reasonably prudent person should know would reasonably likely constitute or result in a breach.

“Interests” means, collectively, the New Cometals USA Interests and New Cometals Europe Interests.

“Inventory” means all inventory held for sale, including raw materials, work-in-process, supplies, finished goods and other inventories of the Business.

“Inventory Value” means an amount equal to the value of the Inventory as of the Measurement Time as set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), as determined in accordance with the Agreed Principles.

“Law” means any foreign or U.S. national, federal, provincial, state, local or other statute, law, rule, regulation, ordinance, treaty, constitution, rule of common law, code, or governmental requirement of any kind, domestic or foreign, and the rules, regulations, Orders, judgments, rulings, injunctions, decrees and binding standards of any Governmental Authority promulgated, enacted, adopted or applied thereunder in effect on the date hereof or, with respect to representations and warranties made as of the Closing Date and covenants and agreements in effect at the Closing Date (other than Section 2.4), on the Closing Date, as applicable, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

“Leased Real Property” means all real property leased by the Acquired Companies, Parent or Seller (or their respective Subsidiaries) and primarily related to or primarily used in the Business, the lease of which (i) may not be terminated at will, or by giving notice of ninety (90) days or less, without cost or penalty and (ii) provides for annual rental payments in excess of $50,000, and in any event, shall include the leased real property set forth on Schedule 3.16(b).

“Letters of Credit” means the letters of credit issued and outstanding as of the Closing Date obtained by Parent or Seller or any of their Affiliates for the benefit of third parties in support of their or their Affiliates’ contractual obligations under Assumed Contracts, in such amounts, on behalf of such third parties and in respect of such Assumed Contracts as set forth on Schedule 1.1(e), as such Schedule shall be updated by Parent and Seller and delivered to Acquiror no later than two (2) Business Days prior to the Closing.

“Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise).

“Lien” means any and all liens (inchoate or otherwise), encumbrances, mortgages, deeds of trust, charges, adverse claims, restrictions, pledges, hypothecations, security interests, title defects, tenancies (and other possessory interests), easements, rights of way, restrictive covenants, encroachments, conditional sale or other title retention agreements.

“Material Adverse Effect” means any change, event, effect, occurrence, development, matter, state of facts, series of events or circumstances (any of the foregoing, an “Event”) that, individually or in the aggregate, has (i) a material adverse effect on the business, Assets, Assumed Liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies or the Business, taken as a whole; provided, however, that none of the following shall be deemed, in and of itself or themselves, to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (a) any national or international or any foreign, domestic or regional economic, financial, social, military or political conditions (including changes therein) or events in general, including the results of any primary or general elections, (b) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (c) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (d) changes in Law, GAAP or other accounting principles or requirements after the date hereof, including standards, interpretations or enforcement thereof, (e) changes in the industries in which the Business operates, including seasonal fluctuations in the Business, (f) any change in the price or trading volume of any securities or Indebtedness of Parent, (g) any change in, or failure of the Business to meet any internal projections, forecasts, budgets or estimates of or relating to the Business for any period, including with respect to revenue, earnings, cash flow or cash position (provided that any change, event, circumstance, effect or condition underlying such change in or failure to meet shall not be excluded because of this clause (g)), (h) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (i) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, or any national, international or regional calamity or any man-made disaster, or (j) the execution, announcement, performance or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates, representatives or financing sources, the taking or not taking of any action to the extent required or prohibited by this Agreement or the contemplated consummation of the transactions contemplated by this Agreement; provided, however, that (1) any Event described in clauses (a) – (i) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent that such Event has a disproportionate effect on the Acquired Companies or the Business relative to other Persons operating in the industries in which the Business operates and (2) the exception described in clause (j) of this definition shall not apply in connection with any breaches of the representations and warranties set forth in Sections 3.2, 3.3, 3.4, 3.5, or 3.11, addressing the execution, delivery, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, or any condition with respect thereto or (ii) a material adverse effect on the ability of Seller, Parent or any of their respective Subsidiaries to perform their respective obligations hereunder or in the Transaction Documents or consummate the transactions contemplated herein or therein on a timely basis.

“Measurement Time” means 6:00 p.m. (prevailing Central Time) on the Closing Date, provided that the parties acknowledge that information in the Closing Statement will be delivered prior to the Measurement Time and will be estimated in good faith as such information is expected to exist as of the Measurement Time.

“New Cometals Europe” means Cometals Europe Sarl, a Luxembourg private limited liability company (societe a responsabilite limitee), to be established by Parent for purposes of the Contribution Agreement.

“New Cometals Europe Interests” means all issued and outstanding shares of capital stock of New Cometals Europe.

“New Cometals Processing” means Cometals Processing, Inc., a Delaware corporation to be established by Parent for the purposes of the Contribution Agreement.

“New Cometals Processing Interests” means all issued and outstanding shares of capital stock of New Cometals Processing.

“New Cometals USA” means Cometals USA LLC, a Delaware limited liability company, to be established by Parent for purposes of the Contribution Agreement.

“New Cometals USA Interests” means all issued and outstanding membership interests of New Cometals USA.

“New Jersey Lease” means Lease Agreement, by and between Commercial Metals Company and BFE Polygon Partners, L.P., dated February 20, 2003, as amended by that certain letter agreement, dated September 4, 2003, as further amended by that certain First Lease Amendment, dated May 27, 2005, as further amended by that certain Second Lease Amendment, dated August 27, 2008, as further amended by that certain Third Lease Amendment, dated July 1, 2013, and as further amended and assigned to H&M Group, Inc., pursuant to that certain letter from Ary Freilich, dated September 15, 2016, with respect to premises located at 2050 Center Avenue, Suites 200 and 250, Fort Lee, New Jersey 07024.

“Other Assets” means the Transferred Assets other than Inventory and Receivables.

“Other Assets Value” means an amount equal to the value of the Other Assets as of the Measurement Time as set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), as determined in accordance with the Agreed Principles, as applicable.

“Permits” means all permits, licenses, certificates, exemptions, authorizations, registrations, waivers, consents and approvals required by a Governmental Authority necessary for the conduct of the Business.

“Permitted Liens” means (a) all statutory or other Liens for Taxes which are not yet due and payable or delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings, (b) all cashiers’, landlords’, workmen’s, repairmen’s, mechanics’, warehousemen’s, consignment and carriers’ Liens and other similar Liens imposed by Law, incurred in the ordinary course of business for amounts not yet due and payable, (c) all pledges, deposits or other Liens securing leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (d) all leases, subleases, licenses or sublicenses to which Parent or Seller is a party (together with any Liens arising pursuant to the terms thereof), (e) all purchase money Liens, (f) all zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use or value of any of the Assets of the Business, (g) all covenants, conditions, restrictions, easements, charges, rights-of-way, defects or imperfections of title and other encumbrances that do not materially impair the current use or value of any of the Assets of the Business, (h) encumbrances that secure any Indebtedness, obligations or other liabilities of Parent, Seller or their respective Subsidiaries, provided all such encumbrances are terminated at or prior to the Closing, (i) those items set forth on Schedule 1.1(f) and (j) Liens, if any, granted or suffered to exist by Acquiror.

“Person” means any individual, firm, company, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, estate, trust, joint stock company, Governmental Authority or other entity of any kind.

“Plans” shall mean (i) all “employee benefit plans” as defined by Section 3(3) of ERISA, and all bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to, or required to be contributed to, by Seller or Parent (or with respect to any “group health plan”, as defined by Section 5000(b)(1) of the Code, any of their ERISA Affiliates) or for which Seller or Parent (or with respect to any group health plan, any of their ERISA Affiliates) has any Liability, contingent or otherwise, and (ii) all “multiemployer plans,” as that term is defined in Section 4001 of ERISA, and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Section 412 of the Code, which Seller or Parent (or any of their ERISA Affiliates) has maintained or contributed to, or been required to contribute to, at any time within six (6) years prior to the Closing Date or with respect to which, to Seller or Parent (or any of their ERISA Affiliates) has any withdrawal liability under a multiemployer plan.

“Position Report” means a report, substantially in the form of the Initial Position Report, showing all Inventory and Contract positions of the Business as of the last day of any calendar month and including all relevant details as shown in such Initial Position Report.

“Pre-Closing Tax Liability” means all Liabilities for Taxes of Parent, Seller and their respective Subsidiaries attributable to taxable periods (or portions thereof) ending on or before the Closing Date (for the avoidance of doubt, Pre-Closing Tax Liability shall not include any liability for any Transfer Taxes, which shall be borne by the parties as set forth in Section 11.5).

“Pre-Closing Tax Period” means the taxable periods (or portions thereof) ending on or before the Closing Date.

“Premium Amount” means the lesser of (i) $9,130,000 and (ii) five percent (5%) of the Net Asset Consideration as set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), provided, that for purposes of such calculation, Net Asset Consideration shall not include the Premium Amount.

“Processing Agreement” means that certain Processing Agreement to be entered into between New Cometals USA and CMC Processing at the Closing, in substantially the form of Exhibit C.

“Project Lafayette Budget” means the budget attached hereto as Schedule 1.1(g).

“Project Lafayette Lease” means that certain Industrial Site Lease Agreement intended to be entered into by and between CMC Processing, as lessee, and Yellow Creek State Inland Port Authority and Mississippi Development Authority, as lessor, subject to the terms of Section 5.7.

“Proprietary Information” means all Confidential Information that constitutes “Trade Secret” information as defined by the Uniform Trade Secrets Act.

“Receivables” means all outstanding accounts receivable of the Business as determined in accordance with the Agreed Principles.

“Receivables Value” means an amount for the Receivables as of the Measurement Time set forth on the Closing Statement (subject to adjustment in accordance with Section 2.5), as determined in accordance with the Agreed Principles.

“Regulatory Consent Authorities” means the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, and each other similar Governmental Authority set forth on Schedule 3.5 whose consent or clearance is required in order to consummate the Sale.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material, but excluding (a) emissions from the engine exhaust of a motor vehicle, (b) the normal application of fertilizer and (c) emissions or discharges affirmatively authorized by Environmental Law or by an applicable Permit).

“Retention Agreements” means collectively (i) the Retention Incentive and Cooperation Agreements by and between Parent and each of the Persons listed on Schedule 1.1(h) and (ii) the retention arrangement between Parent and the Person listed on Schedule 1.1(i).

“Reverse TSA” means that certain Reverse Transition Services Agreement to be entered into between Parent and/or Seller, on the one hand, and Acquiror or an Acquired Company, on the other hand, at Closing in substantially the form of Exhibit D-2.

“Russian Cometals Assets” means (i) the Contracts of the CMC Russia Rep Office as set forth on Schedule 1.1(j), as such Schedule shall be updated in good faith by Parent and Seller and delivered to Acquiror no later than two (2) Business Days prior to the Closing, and (ii) those Assets owned or held by the CMC Russia Rep Office as of the Effective Time that are primarily arising from, primarily related to, primarily used in, primarily held for use in or necessary for, the conduct and operation of the Business, including all: (a) Books and Records (as defined in the Contribution Agreement), (b) Personal Property (as defined in the Contribution Agreement), (c) Transferred Intellectual Property (as defined in the Contribution Agreement), and (d) goodwill, in each case, that are primarily arising from, primarily related to, primarily used in, primarily held for use in or necessary for, the conduct and operation of the Business. Without limitation, the Personal Property included in the Russian Cometals Assets will include (1) all furniture, fixtures and equipment (including computer and telephone equipment) located in the Moscow office, and (2) all portable electronic devices (including laptops, mobile phones and tablets) issued to Transferred Employees of the CMC Russia Rep Office.

“Russian Cometals Assumed Liabilities” means (i) all obligations of the CMC Russia Rep Office directly arising out of or relating to any Assumed Contract included in the Russian Cometals Assets to the extent, in each case, such obligations both (a) arise or accrue and are to be paid, satisfied, discharged, performed and fulfilled on or following the Effective Time, and (b) relate solely to periods occurring after the Effective Time, and (ii) all Closing Statement Liabilities of the CMC Russian Rep Office. Russian Cometals Assumed Liabilities will not include any other Liabilities and for the avoidance of doubt such other Liabilities shall include any Liabilities in respect of Contracts that are not assigned to Traxys Russia, (ii) any breach or default (without regard to whether any grace period or notice period has elapsed) of a Contract that arose or accrued on or prior to the Effective Time, or (iii) any breach, condition or default arising (without regard to whether any grace period or notice period has elapsed) in respect of any (x) assignment or purported assignment of such Contract by any member of the Seller Group or (y) change of control, in each case as a result of the transactions contemplated by this Agreement or the Contribution Agreement, and all of the foregoing will be included in the term “Excluded Liabilities”.

“Russian Transferred Employees” means the proposed Transferred Employees of the CMC Russia Rep Office.

“Sanctions Laws and Regulations” means (i) all Laws, regulations and Executive Orders administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”), including without limitation, the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, regulations found at Title 31, Subtitle B, Chapter 5 of the U.S. Code of Federal Regulations (C.F.R.) and any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time; (ii) any U.S. sanctions related to or administered by the U.S. Department of State; or (iii) any sanctions Laws, regulations, directives, measures or embargos imposed or administered by the United Nations Security Council, Her Majesty’s Treasury, or the European Union, or any other jurisdiction that has a restrictive trade law applicable to the Business.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide Sanctions Laws and Regulations, including, but not limited to, as of the date of this Agreement, Iran, Cuba, Syria, Sudan, Crimea, and North Korea; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC, the European Union, or any equivalent list of sanctioned persons issued by the U.S. Department of State or other Governmental Authorities with authority to regulate Parent, Seller, Acquired Companies or their respective Subsidiaries with respect to the Business; or (iii) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Laws and Regulations.

“Schedules” means the schedules setting forth certain disclosures of Parent and Seller, or qualifications or exceptions to Parent’s and Seller’s representations or warranties set forth in Article III, which schedules are delivered simultaneously with the execution and delivery of this Agreement and supplemented in accordance with Section 7.3 hereof.

“Stand-Alone Inventory” means Inventory of the Business which is not Contract Inventory.

“State-Owned Enterprise” means any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or Government Official.

“Subsidiary” means, with respect to a specified Person, a non-natural Person of which 50% or more of the voting power of the Equity Securities is owned, directly or indirectly, by such specified Person. For purposes of this definition, the CMC Russia Rep Office shall be deemed a direct Subsidiary of Parent and the CMC Belgium Branch shall be deemed a direct Subsidiary of Seller.

“Tax” means any (i) foreign, federal, provincial, state, county, local or non-U.S. income, gross receipts, license, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), disability, production, severance, business and occupation, real and personal property, sales, use, fuel, transfer, registration, value added, alternative or add-on minimum, estimated, or other similar taxes or assessments of any kind whatsoever, including all interest, surcharges, fees, penalties, or additions related thereto, whether disputed or not and (ii) any liability in respect of any items described in clause (i) payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Tax Returns” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes.

“Taxing Authorities” means any legislature, agency, bureau, branch, department, division, regulatory authority, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers authorized to impose any interest, penalty, addition or Tax.

“Transaction Documents” means, collectively, this Agreement, the Contribution Agreement, the Ancillary Agreements (as defined in the Contribution Agreement), the transfer documents to be executed by Parent or any of its Subsidiaries necessary to assign and assume (as applicable) the Chinese Cometals Assets, Russian Cometals Assets, Chinese Cometals Assumed Liabilities and Russian Cometals Assumed Liabilities as contemplated in this Agreement, the Processing Agreement, the TSA, the Reverse TSA and the certificates to be delivered at the Closing pursuant to Section 8.2(c)(i) and Section 8.3(d)(i).

“Transfer Taxes” means any and all transfer, documentary, sales, goods and services, use, gross receipts, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest), including leasehold interest transfer tax and any similar Tax.

“Transferred Assets” means, collectively, the Cometals Assets (as defined in the Contribution Agreement), the Chinese Cometals Assets and the Russian Cometals Assets.

“Traxys China” means Traxys (Beijing) Industrial Raw Materials Trading Limited, an Affiliate of Acquiror.

“Traxys Russia” means the representative office of TE registered in Russia.

“Treasury Regulations” means the regulations promulgated under the Code.

“TSA” means that certain Transition Services Agreement to be entered into between Parent and Seller, on the one hand, and Acquiror and the Acquired Companies, on the other hand, at Closing in substantially the form of Exhibit D-1.

“VAT” means value added tax.

1.2 Other Defined Terms. Each capitalized term listed below is defined in the corresponding page of this Agreement:

Acquiror	5
Acquiror Cure Period	76
Acquiror Indemnified Parties	69
Acquisition Proposal	50
Affiliate Agreement	39
Agreement	5
Akin Gump	81
Briquetting Operations	3
Calculated Net Asset Consideration	21
Carlyle	2
Carlyle Parties	2
Change of Control Payments	35
Closing	20
Closing Date	20
Closing Date Consideration	20
Closing Statement	20
Cometals Freight Desk	3
Confidentiality Agreement	80
Credit-Insurable	54
Damages	69
Deductible	69
Dispute Notice	22
DOL	35
EEOC	35
Environmental Permits	40
Estimated Net Asset Consideration	20
Event	10
FCPA	2
Final Consideration	20
Final Determination Date	24
Final Position Report	55
Financial Statements	29
Fundamental Representations	68
General Cap	69
ICE	35
Indemnified Party	69
Indemnifying Party	69
Independent Accounting Firm	23
License Term	53
Material Contracts	30
Material Intellectual Property	39
Material Permits	38

Negative Amount	24
Net Asset Consideration	21
NLRB	35
Non-Solicitation Period	50
OFAC	15
OSHA	35
Parent	5
Parent’s Accounting Policies	29
Positive Amount	24
Pre-Closing Tax Refund	62
Preliminary Allocation Statement	25
Proposed Final Closing Statement	21
Registered Intellectual Property	39
Restricted Business	50
Sale	20
Schedule Supplement	63
Seller	5
Seller Cure Period	76
Seller Indemnified Parties	70
Soliciting Party	77
Straddle Period	62
Surviving Provisions	77
Tax Benefit	74
Tax Claim	61
TE	5
Terminating Acquiror Breach	76
Terminating Seller Breach	75
Termination Date	76
Third Party Claim	71
TNA	5
Transferred Employee	57
WARN Act	35

1.3 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the term “dollar” or “$” means lawful currency of the United States.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) Inventory in transit at any given time shall be deemed to be situated at its location of destination at such time.

(h) No information or documents will be considered to have been “made available” to Acquiror (i) as of the date of this Agreement unless it was reasonably accessible to Acquiror in that certain electronic data room hosted by Merrill Corporation (the “Data Room”) on behalf of Seller and Parent as at 9:00 p.m. New York time on June 9, 2017 and (ii) as of the Closing unless it was reasonably accessible to Acquiror in the Data Room on behalf of Seller and Parent as at 6:30 p.m. New York time on the date that is at least three (3) Business Days immediately prior to Closing.

1.4 Knowledge. As used herein, the phrase “to the knowledge” (or other similar terminology) of any Person shall mean (a) (1) in the case of Parent, Seller or the Acquired Companies, the actual knowledge of any Person set forth on Schedule 1.3(a), following reasonable inquiry of such Person’s direct reports having oversight of the matter in question or (2) in the case of Parent, Seller or the Acquired Companies, the actual knowledge of any Person set forth on Schedule 1.3(b), (b) in the case of Acquiror, the actual knowledge of any Person set forth on Schedule 1.3(c), following reasonable inquiry of such Person’s direct reports having oversight of the matter in question and (c) in the case of all other Persons (not including Acquiror, Parent, Seller or the Acquired Companies) who are not natural persons, the actual knowledge of such Person, following reasonable inquiry of such Person’s direct reports having oversight of the matter in question, of such Person’s directors and executive officers.

ARTICLE II

PURCHASE AND SALE; CLOSING

2.1 Purchase and Sale.

(a) Subject to the terms and conditions set forth herein, at the Closing, (i) Seller shall sell, assign, transfer, convey and deliver to TNA, and TNA shall purchase, acquire and receive from Seller, the New Cometals USA Interests, (ii) Seller shall sell, assign, transfer, convey and deliver to TE, and TE shall purchase, acquire and receive from Seller, the New Cometals Europe Interests, and (iii) Parent and Seller shall cause (x) CMC China to sell, assign, transfer, convey and deliver to Traxys China the Chinese Cometals Assets, and Acquiror shall cause Traxys China to assume the Chinese Cometals Assumed Liabilities and (y) the CMC Russia Rep Office to sell, assign, transfer, convey and deliver to Traxys Russia the Russian Cometals Assets, and Acquiror shall cause Traxys Russia to assume the Russian Cometals Assumed Liabilities in each case above, free and clear of all Liens (other than restrictions imposed by securities Laws applicable to unregistered securities generally and restrictions on transfer after the Closing Date set forth in the organizational documents of New Cometals Europe and New Cometals USA) for the consideration specified in Section 2.3 (such transaction, the “Sale”).

2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Sale (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, Dallas, Texas 75201 commencing at 10:00 a.m. (prevailing Central Time) on the last day of a month that is at least three (3) Business Days after the date on which all conditions set forth in Article VIII of this Agreement shall have been satisfied or waived by the appropriate party (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Acquiror, on the one hand, and Parent and Seller, on the other hand, may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.3 Consideration.

(a) The aggregate consideration to be paid by Acquiror at Closing in connection with the Sale shall be equal to the Estimated Net Asset Consideration less the Holdback Amount (such resulting amount, the “Closing Date Consideration”). The Closing Date Consideration shall be subject to adjustment after the Closing Date pursuant to Section 2.5(d), and the aggregate amount as so adjusted, or not adjusted after application of the provisions of Section 2.5(d), plus the Holdback Amount, is referred to herein as the “Final Consideration.” The Closing Date Consideration shall be paid on the Closing Date in accordance with Section 2.4.

(b) At least five (5) Business Days prior to the anticipated Closing Date, Parent and Seller shall in good faith prepare (in consultation and cooperation with Acquiror) and deliver to Acquiror a schedule (together with a reasonably detailed set of work sheets, account reconciliations and roll-forward schedules used in the preparation of such estimates and, promptly upon request, other reasonable supporting documentation showing the calculation of such estimates, the “Closing Statement”), which shall set forth in reasonable detail Parent’s and Seller’s best estimate of the Net Asset Consideration (and each component thereof) as calculated in good faith as of such date, prepared in accordance with the Agreed Principles and the applicable defined terms in this Agreement (the “Estimated Net Asset Consideration”). Exhibit E sets forth a sample Closing Statement which illustrates, in accordance with the Agreed Principles, the method by which the Estimated Net Asset Consideration and the Final Consideration would have been calculated if the Closing occurred on May 31, 2017. The

Closing Statement shall (i) be in the same form and use the same method of calculation as Exhibit E, and (ii) shall be based on the most recent Position Report but shall be updated in good faith from such Position Report to reflect (A) to the extent available, updated balances for Inventory, Accounts Receivable, Other Assets, Accounts Payable and Assumed Liabilities through the date the Closing Statement is prepared and (B) Parent’s and Seller’s good faith estimates of expected changes in Inventory, Accounts Receivable, Other Assets, Accounts Payable and Assumed Liabilities through the Closing Date. The Closing Statement shall not include any Liabilities that are not consistent with the categories included on Exhibit E or any Liabilities for which a liquidated value is not included on the Closing Statement.

(c) For the purposes of this Agreement, “Net Asset Consideration” shall mean, as of the Measurement Time, an amount equal to the sum of (i) the Inventory Value plus (ii) the Receivables Value plus (iii) the Other Assets Value minus (iv) the Accounts Payable Value minus (v) Assumed Liabilities Value plus (vi) the Premium Amount; provided, however, that in all events the sum of (i), (ii), (iii), (iv) and (v) (but not (vi)) shall be capped at and shall not exceed Two Hundred Ten Million Dollars ($210,000,000).

2.4 Payment of Closing Date Consideration. At the Closing, Acquiror shall pay the Closing Date Consideration by wire transfer of immediately available funds to Seller or its designee (specified in writing prior to the Closing), without any further withholding or deductions, except as otherwise set forth on Schedule 2.4 or as otherwise required by changes in applicable Law between the date hereof and the Closing. Any dispute among the parties with respect to the applicable withholdings or other deductions required by Law shall be settled by the Independent Accounting Firm in the same manner set forth in Section 2.7. To the extent that amounts are so deducted or withheld and paid over to the appropriate Taxing Authorities, the amount so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.

2.5 Consideration Adjustment.

(a) Within ninety (90) days following the Closing Date, Acquiror shall prepare and deliver to Parent a certificate (together with a reasonably detailed set of work sheets, account reconciliations and roll-forward schedules used in the preparation of such calculations and, promptly upon request, other reasonable supporting documentation showing such calculations, the “Proposed Final Closing Statement”), setting forth Acquiror’s good faith calculation of the Net Asset Consideration prepared in accordance with the Agreed Principles and the applicable defined terms in this Agreement (including each component thereof) (the “Calculated Net Asset Consideration”). For purposes of preparing the Proposed Final Closing Statement, no effect shall be given to any new accounting pronouncements that may be issued following the Closing Date. In preparation of the Proposed Final Closing Statement, Parent shall (and Parent shall cause its Subsidiaries to) provide Acquiror and any accountants (and/or other representatives) of Acquiror with prompt and reasonable access to (and the right to examine and make copies of), at all reasonable times, the books, work papers, records and other materials relating to the Business not in the control or possession of Acquiror as may be necessary to prepare such calculations, within five (5) Business Days after Acquiror delivers a request to Parent for such access, and if such access is not provided to Acquiror (and/or to any accountants or other representatives of Acquiror) within such five (5) Business Day period, then the 90-day period referred to above shall be extended by the number of days it takes Parent to provide such access in excess of such five (5) Business Day period. After the date that Acquiror delivers the Proposed Final Closing Statement to Parent and until the completion of the Final Closing Statement, Acquiror shall (and Acquiror shall cause the Acquired Companies to) provide Parent and any accountants (and/or other representatives) of Parent with reasonable access to (and the right to examine and make copies of), at all reasonable times, the properties, Inventory, books, work papers, records and materials of the Business reasonably required to verify such calculations (including all supporting schedules and other materials that show the calculation of each component of the Calculated Net Asset Consideration to the extent not previously provided), and with reasonable access to personnel of Acquiror and the Acquired Companies (and Acquiror shall cause such personnel to cooperate reasonably and work in good faith with Parent), for purposes of reviewing the Proposed Final Closing Statement. Acquiror shall provide such reasonable access to Parent (and/or any accountants or other representatives of Parent), including, at Parent’s election, by providing to Parent (to the extent in Acquiror or the Acquired Companies control or possess) copies of any books, records, materials and/or work papers requested by Parent directly relating to the calculation of the Calculated Net Asset Consideration, within five (5) Business Days after Parent delivers a request to Acquiror for such access, and if such access is not provided to Parent (and/or any accountants or other representatives of Parent) within such five (5) Business Day period, then the 45-day period referred to in Section 2.5(b) shall be extended by the number of days it takes Acquiror to provide such access in excess of such five (5) Business Day period. In the event that Acquiror fails to deliver the Proposed Final Closing Statement to Parent within ninety (90) days (together with any extensions provided herein) following the Closing Date, (i) the Estimated Net Asset Consideration shall automatically become the Calculated Net Asset Consideration and (ii) the Closing Date Consideration shall automatically become the Final Consideration and each shall be final and binding on Acquiror, Seller and Parent, and no adjustment of any kind shall be made pursuant to Section 2.5.

(b) Parent shall have forty-five (45) days after Acquiror’s delivery to Parent of the Proposed Final Closing Statement during which to notify Acquiror in writing (a “Dispute Notice”) of any dispute of any item, calculation or other matter contained in the Proposed Final Closing Statement, which Dispute Notice shall set forth a description of the dispute and the adjustments (in accordance with the Agreed Principles and the applicable defined terms in this Agreement) to the Calculated Net Asset Consideration and/or the Estimated Net Asset Consideration that Parent believes should be made, together with reasonable supporting documentation. If Parent does deliver a Dispute Notice during such 45-day period, then only those items, calculations and other matters that are specified in such Dispute Notice shall be deemed in dispute and all other items, calculations and matters set forth in the Proposed Final Closing Statement shall be final and binding upon Acquiror, Seller and Parent. If Parent fails to deliver a Dispute Notice to Acquiror within such 45-day period or if Parent at any time during such 45-day period notifies Acquiror in writing that Parent agrees with the Proposed Final Closing Statement in its entirety, then the Closing Statement shall become final and binding on Acquiror, Seller and Parent, and shall be deemed to be the “Final Closing Statement”. In the event that Parent shall deliver a Dispute Notice to Acquiror within such 45-day period, Parent and Acquiror shall cooperate in good faith to resolve any dispute(s) specified therein as promptly as possible, and any resolution by them as to any items, calculations and other matters specified in the Dispute Notice shall be final and binding on Acquiror, Seller and Parent.

(c) If Acquiror and Parent are unable to resolve any dispute specified in a Dispute Notice within thirty (30) days of Parent’s delivery of such Dispute Notice, such dispute shall be resolved by Ernst & Young LLP or, if such firm is unavailable for any reason, such other firm as may be mutually agreed to by the parties (the “Independent Accounting Firm”) retained by Parent and Acquiror to resolve any remaining disputes between Acquiror and Parent specified in the Dispute Notice. The Independent Accounting Firm, acting as experts and not as arbitrators, shall determine, in accordance with the Agreed Principles, and only with respect to the remaining disputed items, calculations and other matters specified in the Dispute Notice, whether and to what extent, if any, the Proposed Final Closing Statement requires adjustment. In resolving any disputed item or other matter specified in a Dispute Notice, the Independent Accounting Firm may not assign a value to any item or other matter greater than the greatest value for such item or other matter claimed by either party or less than the smallest value for such item or other matter claimed by either party. None of Acquiror, the Seller and Parent and none of their respective representatives shall have any ex parte conversations or meetings with the Independent Accounting Firm with respect to the disputes contemplated in this Section 2.5 without the prior written consent of (i) with respect to Parent, or any of its representatives, Acquiror and (ii) with respect to Acquiror, its Subsidiaries or any of their representatives, Parent. The Independent Accounting Firm’s determination shall be based solely on written materials submitted by Acquiror and Parent (i.e., not on independent review), including the Proposed Final Closing Statement and the Dispute Notice, the definitions of “Calculated Net Asset Consideration,” “Final Consideration”, the Agreed Principles, any other related definitions included herein and this Section 2.5. All determinations made by the Independent Accounting Firm shall be final, conclusive and binding on the parties. Any party may seek to have a judgment entered to enforce the determinations of the Independent Accounting Firm in any court having jurisdiction over the party against which such determinations are to be enforced. The Independent Accounting Firm shall be instructed by Acquiror and Parent to use commercially reasonable efforts to perform its services within sixty (60) days after submission of the Proposed Final Closing Statement and the Dispute Notice to it and, in any case, as soon as practicable after submission. The “Final Closing Statement” shall be deemed to be (i) the Proposed Final Closing Statement, if no Dispute Notice is delivered by Parent within the 45-day period specified in Section 2.5(b) (as such period may be extended pursuant to Section 2.5(a)), (ii) the Proposed Final Closing Statement, if Parent notifies Acquiror in writing that Parent agrees with the Proposed Final Closing Statement in its entirety at any time during the 45-day period specified in Section 2.5(b) (as such period may be extended pursuant to Section 2.5(a)), or (iii) if a Dispute Notice is delivered by Parent within the 45-day period specified in Section 2.5(b) (as such period may be extended pursuant to Section 2.5(a)), the Proposed Final Closing Statement as adjusted by (A) the written agreement of Parent and Acquiror and/or (B) the written determination of the Independent Accounting Firm. The Final Closing Statement shall be final and binding on Acquiror, Seller and Parent. Any fees and expenses relating to the engagement of the Independent Accounting Firm shall be borne pro rata by Acquiror, on the one hand, and Parent, on the other hand, in proportion to the difference between the Final Consideration and the Final Consideration that would have resulted from the use of the proposed calculations of one of the parties hereto to the extent, if any, such proposed calculation would have been more favorable to the proposing party. For example, if the Final Consideration that would have resulted based on the Proposed Final Closing Statement delivered by Acquiror pursuant to Section 2.5(a) was $5,000,000 more favorable to Acquiror than the Final Consideration (as finally determined), but the Final Consideration that would have resulted based on the adjustments set forth in Parent’s Dispute Notice delivered by Parent pursuant to Section 2.5(b) was $2,500,000 more favorable to Parent than the Final Consideration (as finally determined), Acquiror will pay 2/3 of such fees and expenses, and Parent will pay 1/3 of such fees and expenses.

(d) Within five (5) Business Days after the date that the Proposed Final Closing Statement becomes the Final Closing Statement in accordance with Section 2.5(c), the Closing Date Consideration shall be adjusted (if required) as follows:

(i) if the Calculated Net Asset Consideration as set forth in the Final Closing Statement is greater than the Estimated Net Asset Consideration as set forth on the Proposed Final Closing Statement, the Closing Date Consideration shall be adjusted upward in an amount equal to the difference between the Calculated Net Asset Consideration as set forth in the Final Closing Statement and the Estimated Net Asset Consideration as set forth on the Proposed Final Closing Statement; and

(ii) if the Estimated Net Asset Consideration as set forth on the Proposed Final Closing Statement is greater than the Calculated Net Asset Consideration as set forth in the Final Closing Statement, the Closing Date Consideration shall be adjusted downward in an amount equal to the difference between the Estimated Net Asset Consideration as set forth on the Proposed Final Closing Statement and the Calculated Net Asset Consideration as set forth in the Final Closing Statement.

The date the Closing Date Consideration is adjusted as set forth above in this Section 2.5(d) is referred to herein as the “Final Determination Date.”

(e) If the Final Consideration as reflected in the Final Closing Statement exceeds the Closing Date Consideration (such difference between the Final Consideration as reflected in the Final Closing Statement and the Closing Date Consideration, the “Positive Amount”), Acquiror shall (subject to Section 2.6) promptly pay to Parent, by wire transfer of immediately available funds, an amount equal to the Positive Amount. If the Closing Date Consideration exceeds the Final Consideration as reflected in the Final Closing Statement (such difference, the “Negative Amount”), Acquiror may retain and offset from and against the Holdback Amount the Negative Amount, provided however that if the Negative Amount exceeds the Holdback Amount, Parent shall (subject to Section 2.6) promptly pay to Acquiror, by wire transfer of immediately available funds, such difference. Any amount of the Holdback Amount in excess of the Negative Amount shall be paid promptly by Acquiror to Parent, by wire transfer of immediately available funds. All payments required to be made pursuant to this Section 2.5(e) shall be made promptly (but in any event within three (3) Business Days) after the Final Determination Date.

2.6 Conversion Rate. For purposes of calculating the Net Asset Consideration and the corresponding preparation of the Proposed Final Closing Statement and the Final Statement (as applicable): any amounts that are denominated in any currency other than U.S. dollars shall be deemed converted, and calculated as if converted, into U.S. dollars, on a consolidated basis with any other amounts denominated in such currency, at the exchange rate for converting such currency into U.S. dollars as set forth in The Wall Street Journal dated, (a) in the case of the Proposed Final Closing Statement, the Business Day on which the Closing Statement is delivered by Parent and Seller to Acquiror, and (b) in the case of the Final Statement, the Closing Date; provided, however, that such deemed conversion shall not require the actual conversion, exchange or any other distribution or transfer of funds from or to any currency or jurisdiction (or any costs or expenses associated therewith).

2.7 Allocation of Consideration.

(a) The Closing Date Consideration shall be allocated among the Interests (including the New Cometals Processing Interests), the Assumed Liabilities, the Chinese Cometals Assets and the Russian Cometals Assets in accordance with Schedule 2.7 (the “Preliminary Allocation Statement”). Acquiror shall adjust the Preliminary Allocation Statement, in good faith in accordance with the methodology utilized in Schedule 2.7, to reflect the Final Consideration (the “Final Allocation Statement”) and shall deliver such Final Allocation Statement to Parent, along with all reasonable supporting documentation and calculations, within (90) days following the Final Determination Date. Acquiror and Parent shall work in good faith to mutually agree to finalize the Final Allocation Statement, and if unable to reach mutual agreement, then each of Acquiror and Parent shall each be entitled to prepare its own allocation and file Internal Revenue Service Form 8594 consistent with its respective allocation.

(b) The parties will make consistent use of the allocations as determined under this Section 2.7 for all purposes, including for purposes of any Tax Returns and any forms or reports required to be filed under applicable Law, and no party will assert or maintain a position inconsistent with the foregoing. In the event that any of the allocations set forth in the allocation statements are disputed by a Governmental Authority, the party receiving notice of such dispute shall promptly notify the other party in writing, and Parent and Acquiror shall cooperate in good faith in responding to such challenge to preserve the effectiveness of such allocation. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 2.7 or in the Allocation Statement shall affect the calculation of the Final Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Except as set forth in the Schedules to this Agreement, Seller and Parent, jointly and severally, represent and warrant to Acquiror as follows:

3.1 Organization of Acquired Companies, Seller and Parent. Each of Parent, Seller and CMC China has been duly organized, is validly existing and in good standing under the Laws of the jurisdiction of its organization, and has the requisite company or corporate (as applicable) power and authority to own or lease its properties and to conduct its portion of the Business as it is now being conducted. Each of the Acquired Companies has been duly organized, is validly existing and in good standing under the Laws of the jurisdiction of its organization, and has the requisite company or corporate (as applicable) power and authority to own or lease its properties and, after giving effect to the transactions contemplated in the

Contribution Agreement, to conduct its portion of the Business as it is now being conducted. Each of the Acquired Companies, Seller, Parent, CMC China and the CMC Russia Rep Office is duly licensed or qualified and in good standing as a foreign corporation, branch or company as required by applicable Law in each jurisdiction in which (both before and after giving effect to the transactions contemplated in the Contribution Agreement), the ownership of its property, lease of assets and properties or the character of its business or activities, in each case, primarily related to the Business, is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except with respect to the Russian Cometals Assets and the Chinese Cometals Assets, the Business is currently operated only by Parent, the Seller, and CMC Processing and, as of the Closing, the Business will be operated only by the Acquired Companies, Traxys China and Traxys Russia and their Affiliates (except to the extent that Parent, Seller and their Affiliates dispose of any Excluded Assets or discharge any Excluded Liabilities related to the Business on or after the Closing).

3.2 Due Authorization. Each of the Acquired Companies, CMC China, the CMC Russia Rep Office, Seller and Parent has all requisite corporate, branch or company power and authority to execute and deliver the Transaction Documents to which it is a party and (subject to the approvals described in Section 3.5) to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary action on the part of the Acquired Companies, CMC China, the CMC Russia Rep Office, Parent and Seller, and no other corporate, branch or company proceeding on the part of the Acquired Companies, Seller, CMC China, the CMC Russia Rep Office or Parent is necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the other Transaction Documents have been or will be at Closing, duly and validly executed and delivered by the Acquired Companies, Parent, CMC China, the CMC Russia Rep Office and Seller, as applicable, and constitutes or will constitute at Closing a legal, valid and binding obligation of the Acquired Companies, Seller, CMC China, the CMC Russia Rep Office and Parent, enforceable against such parties in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 No Conflict. Except as set forth on Schedule 3.3, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Schedule 3.5 or on Schedule 4.5, the execution, performance and delivery of the Transaction Documents by the Acquired Companies, CMC China, the CMC Russia Rep Office, Seller and Parent and the consummation of the transactions contemplated thereby do not and will not conflict with, violate any provision of, or result in the breach of, (a) any applicable Law applicable to the Acquired Companies, Seller, CMC China, the CMC Russia Rep Office or Parent or the Interests, (b) the organizational documents of the Acquired Companies, CMC China, the CMC Russia Rep Office, Parent or Seller, (c) any Material Contract to which Parent, Seller, CMC China or the CMC Russia Rep Office or, after giving effect to the transactions contemplated by the Contribution Agreement and this Agreement, the Acquired Companies, Traxys China and Traxys Russia is or becomes a party or by which Parent, Seller, CMC China or the CMC Russia Rep Office or, after giving effect to the transactions contemplated by the Contribution Agreement and this Agreement, the Acquired Companies, Traxys China, Traxys Russia or the Transferred Assets are or may be bound, or terminate or result in the cancellation or termination of any such Material Contract, or result in the creation of any Lien (other than a Permitted Lien) upon any of the Transferred Assets or the Interests, or constitute an event which, with or without notice or lapse of time or both, would require any consent or waiver under such Material Contract or result in any such violation, breach, cancellation, termination or creation of a Lien (other than a Permitted Lien) or (d) result in a violation or revocation of any required Permit from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing in clause (a), (c) or (d) would not, individually or in the aggregate, reasonably be expected to result in material Liabilities or otherwise materially impair the conduct of the Business being transferred to Acquiror or the Transferred Assets as currently conducted, or otherwise prevent, materially impair or materially delay the ability of Seller, Parent and its Affiliates to consummate the transactions contemplated by, or perform their respective obligations under, this Agreement and the Transaction Documents.

3.4 Capitalization; Acquired Interests.

(a) As of the Closing, all of the New Cometals USA Interests shall be validly issued, fully paid and non-assessable, issued and sold in accordance with applicable Law, and not issued in violation of any preemptive or other similar rights. Other than the New Cometals USA Interests held by Seller, as of the Closing there shall be no other issued and outstanding Equity Securities of New Cometals USA and no securities of New Cometals USA that are convertible into or exchangeable for Equity Securities of New Cometals USA.

(b) As of the Closing, all of the New Cometals Europe Interests shall be validly issued, fully paid and non-assessable, issued and sold in accordance with applicable Law, and not issued in violation of any preemptive or other similar rights. Other than the New Cometals Europe Interests held by Seller, as of the Closing there shall be no other issued and outstanding Equity Securities of New Cometals Europe and no securities of New Cometals Europe that are convertible into or exchangeable for equity securities of New Cometals Europe.

(c) As of the Closing, the authorized capital stock of New Cometals Processing shall consist of 1,000 shares of common stock, having a par value of $0.01 each, of which 1,000 shares shall be issued and outstanding. As of the Closing, all of the New Cometals Processing Interests shall be validly issued, fully paid and non-assessable, issued and sold in accordance with applicable Law, and not issued in violation of any preemptive or other similar rights. Other than the New Cometals Processing Interests held by New Cometals USA, as of the Closing there shall be no other issued and outstanding Equity Securities of New Cometals Processing and no securities of New Cometals Processing that are convertible into or exchangeable for Equity Securities of New Cometals Processing.

(d) Other than this Agreement, there are no, and as of the Closing there shall be no, existing options, warrants, calls or other Contracts providing for (x) the issuance, grant, transfer or sale of any shares of capital stock or other Equity Securities of any of the Acquired Companies or any securities or rights convertible into, or exercisable or exchangeable for, any such shares of capital stock or other Equity Securities, (y) the repurchase, redemption or other acquisition or retirement of any shares of capital stock or other Equity Securities of any of the Acquired Companies or (z) the registration of the Interests or any other Equity Securities of the Acquired Companies or any other securities Law. There are no, and as of the Closing there shall be no, shareholder agreements, voting trusts, proxies or other similar agreements or understandings with respect to or concerning the shares of capital stock or other Equity Securities of the Acquired Companies other than the organizational documents of the Acquired Companies.

(e) At least two (2) Business Days prior to the Closing, Parent and Seller will have delivered to Acquiror (subject to Section 5.1(a)) true, correct and complete copies of the certificate of incorporation, certificate of formation, bylaws and company agreements or equivalent organizational documents (in each case, as amended to the date thereof) of each of the Acquired Companies, and no amendment thereto shall be pending. As of the Closing, none of the Acquired Companies shall be in default under or in violation of any provision of its certificate of incorporation, certificate of formation, bylaws or company agreement, or equivalent organizational documents, as applicable.

(f) After giving effect to the transactions contemplated by the Contribution Agreement, (i) Seller will be the sole record owner of all the New Cometals USA Interests and the New Cometals Europe Interests, (ii) New Cometals USA will be the sole record owner of all the New Cometals Processing Interests, (iii) all U.S. situated Transferred Assets shall be owned legally and of record by New Cometals USA and New Cometals Processing, as applicable, and (iv) other than the Chinese Cometals Assets and the Russian Cometals Assets, all non-U.S. situated Transferred Assets shall be owned legally and of record by New Cometals Europe, in each case, free and clear of all Liens (other than with respect to the (A) Assets set forth in clauses (iii) and (iv) above, Permitted Liens and (B) the Interests set forth in clauses (i) and (ii) above, restrictions imposed on the Interests by securities Laws applicable to unregistered securities generally, restrictions on transfer of the Interests after the Closing Date set forth in the organizational documents of the Acquired Companies and Liens, if any, granted or suffered to exist by Acquiror). At the Closing, (i) TNA shall be the sole record owner of all the New Cometals USA Interests and TE shall be the sole record owner of all the New Cometals Europe Interests, in each case, free and clear of all Liens (other than restrictions imposed on the Interests by securities Laws applicable to unregistered securities generally, restrictions on transfer of the Interests after the Closing Date set forth in the organizational documents of the Acquired Companies and Liens, if any, granted or suffered to exist by Acquiror) and (ii) other than New Cometals USA’s ownership of the New Cometals Processing Interests, none of the Acquired Companies shall own, directly or indirectly, any Equity Securities in any Person nor shall any Acquired Company be subject to any obligation or requirement to provide for or make any investment in any Person.

(g) Each of Parent, Seller and, after giving effect to the transactions contemplated by the Contribution Agreement, the Acquired Companies will be solvent (in that the fair value of its Assets will not be less than the sum of its debts). Additionally, none of Parent, Seller or, after giving effect to the transactions contemplated by the Contribution Agreement, the Acquired Companies, is or shall be the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

3.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration, notice or filing with, any Governmental Authority or other Person is required on the part of the Acquired Companies, CMC China, the CMC Russia Rep Office, Parent or Seller with respect to the their execution, performance or delivery of this Agreement or any of the other Transaction Documents to which they are a party or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act; (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and (c) as otherwise disclosed on Schedule 3.5.

3.6 Financial Statements; Undisclosed Liabilities.

(a) Attached as Schedule 3.6 are the unaudited pro forma consolidated balance sheets and statements of income of the Business as of and for the years ended August 31, 2016 and August 31, 2015 and as of and for the nine months ended May 31, 2017 (the “Financial Statements”). Except as set forth on Schedule 3.6(a), the Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Business as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except for the absence of footnotes, schedules, standalone tax provisions, corporate charges and other presentation items) and the accounting policies utilized by Parent in the preparation of Parent’s audited financial statements as stated therein (“Parent’s Accounting Policies”).

(b) The Business does not have, as of the date hereof, nor will it have, as of the Closing, any Liabilities that would be required to be reflected, reserved against or disclosed on a consolidated balance sheet (or the notes or schedules thereto) prepared as of such date, in accordance with GAAP, except for (x) the Assumed Liabilities or (y) Liabilities that (i) are provided for or accrued or reserved against in the Balance Sheet, or reflected in any notes or schedules thereto, (ii) are set forth on Schedule 3.6(b), (iii) are incurred or arise after the date of the Balance Sheet in the ordinary course of business and consistent with past practice or (iv) arise in the ordinary course of business pursuant to Contracts of the Business.

(c) Except for any intercompany Indebtedness that will be discharged prior to the Closing, none of the Acquired Companies shall have any Indebtedness at the Closing.

(d) Parent, Seller and any of their respective Subsidiaries or Affiliates related to the Business, have made and keep books, records and accounts which in reasonable detail accurately and fairly reflect the transactions and dispositions of Parent, Seller and any of their respective Subsidiaries’ Assets relating to the Business in all material respects.

(e) There are no outstanding guaranties, subordination agreements, indemnity agreements (other than customary indemnification obligations entered into in the ordinary course of business) or substantially similar Contracts primarily related to the Business, whether or not entered into in the ordinary course of business, under which any of the Acquired Companies, Parent, Seller or any of their respective Subsidiaries, is or may become liable for or obligated to discharge, or any material Transferred Asset is or may become subject to the satisfaction of, any Indebtedness, obligation, performance or undertaking of any Person.

3.7 Litigation and Proceedings. Except as set forth on Schedule 3.7, as of the date of this Agreement, there are no material Actions by or before any Governmental Authority, or, to the knowledge of Seller, threatened material Actions, to which the Acquired Companies, Parent or Seller (or their respective Subsidiaries) is a party (either as a plaintiff or defendant) affecting or relating to the Business or the Transferred Assets. Neither the Business nor the Transferred Assets are subject to any material Governmental Order.

3.8 Compliance with Laws. Except with respect to matters set forth on Schedule 3.8, the Business is, and has been since January 1, 2014, in compliance in all material respects with all applicable Laws. Since January 1, 2014, neither Seller nor Parent (nor any of their Affiliates) has received any written notice from any Governmental Authority asserting any failure by the Acquired Companies, Seller or Parent (or their respective Subsidiaries) to comply, with respect to the Business, in any material respect with any applicable Law that has not been fully addressed and resolved. There are no current, and have not been since January 1, 2014, any (i) investigations or reviews pending or threatened in writing by, or written disclosures in connection with such investigations or reviews made to, any Governmental Authority with respect to the Business or the Transferred Assets or (ii) internal investigations by or directed by Parent or Seller concerning any alleged violations of any applicable Law by the Business or any employees, officers, managers, directors, or agents (regardless of the outcome of such investigation) of the Business in which (a) Seller or Parent has directly or indirectly engaged the services of an outside law firm, accounting firm or other professional firm, or (b) an officer, director, or accounting, finance, or audit employee was subject to disciplinary action.

3.9 Contracts; No Defaults.

(a) Schedule 3.9(a) contains, under the “Material Contracts” heading, a correct and complete listing of all Contracts described in clauses (i) through (xviii) below (other than Excluded Contracts) to which, as of the date of this Agreement, Seller, Parent or any of their Subsidiaries is a party, in each case, primarily related to or primarily affecting the Business or primarily related to the Transferred Assets or the Assumed Liabilities (such Contracts listed or required to be listed under the “Material Contracts” heading on Schedule 3.9(a), collectively, the “Material Contracts”):

(i) each Contract which requires aggregate payments by or to any of the Acquired Companies, Parent or Seller (or their respective Subsidiaries) of more than $1,000,000 in any one (1) year period after the date hereof and which is not terminable without penalty or premium by any of the Acquired Companies, Parent or Seller (or their respective Subsidiaries) on ninety (90) days’ notice or less;

(ii) each Contract which provides for the sale or other disposition after the date hereof of any of the material Transferred Assets, other than this Agreement and Contracts listed in clauses (iii) and (iv) below;

(iii) each Contract with a customer which provides for the sale of Contract Inventory in excess of $1,000,000 in the aggregate in any one (1) year period after the date hereof;

(iv) each Contract with a customer for the sale of Inventory pursuant to a consignment or bailment arrangement in excess of $1,000,000 in the aggregate in any one (1) year period after the date hereof;

(v) each Contract pursuant to which a customer has made an advance or pre-payment to the Seller, Parent or any of their respective Subsidiaries or otherwise represents unearned revenue of the Business reflected in the Financial Statements in excess of $250,000 individually or $1,000,000 in the aggregate;

(vi) each Contract with a supplier or vendor which provides for the purchase of Inventory in excess of $1,000,000 in the aggregate in any one (1) year period after the date hereof;

(vii) each Contract to which the Seller, Parent or any of their respective Subsidiaries has made any advances, loans or pre-payments to a supplier, a vendor or other Person, which is outstanding, in excess of $250,000 individually or $1,000,000 in the aggregate;

(viii) each Contract that imposes a material Lien (other than a Permitted Lien) on any material Transferred Asset;

(ix) each Contract (other than this Agreement) limiting the right of any of the Acquired Companies, Parent, Seller or any of their respective Subsidiaries in the conduct of the Business to (A) engage in or compete with any Person in any business or geographical area, (B) solicit or hire any Person (other than pursuant to any restrictions imposed by any Law or Permit) or (C) otherwise restrict the conduct or operations of the Business of any of the Acquired Companies, Parent, Seller or any of their respective Subsidiaries in any material respect;

(x) employment or similar Contracts with any of the employees of the Business;

(xi) management, representation, agency or consulting Contracts primarily related to the Business to which any of the Acquired Companies, Parent, Seller or any of their respective Subsidiaries are a party (as a principal, agent, or in any other capacity) (other than ordinary course of business Contracts with port agents, customs agents and other ministerial government agents); provided that ordinary course of business back-to-back sales and purchase orders shall not be included in the foregoing;

(xii) outstanding powers of attorney which empower any Person (other than employees of the Acquired Companies, Parent or Seller or any of their respective Subsidiaries ) to act on behalf of (other than with respect to any bank accounts) any of the Acquired Companies, Parent or Seller or any of their respective Subsidiaries primarily related to the Business;

(xiii) joint venture, partnership or other Contracts involving the sharing of profits or losses of the Business or any part thereof with any other Person;

(xiv) to the knowledge of Seller, other than with respect to port agents, customs agents and other ministerial governmental functions, Contracts with (x) any State-Owned Enterprise, (y) any prime contractor to a Governmental Authority, Government Official or State-Owned Enterprise or (z) any direct or indirect subcontractor with respect to any Contract described in clause (x) or (y);

(xv) Contracts primarily related to the Business involving the payment or receipt by any of the Acquired Companies, Parent or Seller of an amount in excess of $250,000 in any year and containing (i) “take or pay”, “requirements” or other similar provisions obligating any Person to provide the quantity of goods or services required by another Person; or (ii) pricing or margin provisions that provide “most favored nation” or similar provisions with respect to pricing;

(xvi) each Contract for warehousing or storage of Inventory requiring a payment of $25,000 or more in any given year;

(xvii) to the extent not covered under clauses (i)-(iii) above, any option, purchase, sale or lease Contracts each involving any real property, equipment, machinery, personal property or other assets, tangible or intangible, other than Inventory, and involving amounts payable by or to the Parent, Seller, Acquired Companies or any of their respective Subsidiaries of $250,000 or more annually; and

(xviii) Contracts set forth on Schedule 3.9(a)(xviii).

(b) True, correct and complete copies of all written Material Contracts (and accurate summaries of any oral Material Contracts) have been delivered to or made available to Acquiror or its agents or representatives, including all material amendments or material written waivers related thereto. Except as set forth on Schedule 3.9(b), (i) as of the date of this Agreement and, after giving effect to the transactions contemplated by the Contribution Agreement and this Agreement, at the Closing, all of the Material Contracts (other than those which expire by their terms after the date of this Agreement) are and shall be in full force and effect and represent the legal, valid and binding obligations of Parent, Seller and their respective Subsidiaries (as the case may be), and, to the knowledge of Seller, represent the legal, valid and binding obligations of the other parties thereto, and are enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, -as to enforceability, to general principles of equity, (ii) neither Parent, Seller, their respective

Subsidiaries nor to the knowledge of Seller, any other party thereto is in material breach of or material default under any such Material Contract, (iii) to the knowledge of Parent and Seller, neither Parent, Seller nor any of their respective Subsidiaries has received any written claim or written notice of material breach of or material default under any such Material Contract, (iv) to the knowledge of Parent and Seller, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Material Contract by Parent, Seller or any of their Subsidiaries (in each case, with or without notice or lapse of time or both), and (v) neither Seller, Parent nor any of their respective Subsidiaries has received any written notice from any other party to any of the Material Contracts that such other party intends to cancel or terminate any of the Material Contracts (other than cancellation of a purchase order in the ordinary course of business, which cancellation is not due to a default and does not involve an amount in excess of $50,000 and other than those that expire by their terms after the date of this Agreement), or assert any right to accelerate any material obligation under any of the Material Contracts. Solely for purposes of this Section 3.9(b), the Contracts set forth on Schedule 8.2(c)(x) shall be deemed Material Contracts.

(c) Schedule 3.9(c) contains a list of Contracts of Parent, Seller or its Subsidiaries that are “Other Contracts” for purposes of the definition of “Assumed Contracts” in this Agreement.

3.10 Receivables; Inventory.

(a) Schedule 3.10(a)(i) sets forth an accurate list of all Receivables as of May 31, 2017, including the due date of all such Receivables. Except as set forth on Schedule 3.10(a)(ii), (i) all Receivables reflected on the Balance Sheet and arising since the date of the Balance Sheet represent bona fide, third-party (i.e., non-Affiliate) and valid obligations arising from Inventory sold or services actually performed in the ordinary course of business or pursuant to a Contract, (ii) with the exception of bad debts reserved for in the Financial Statements, all such Receivables are current, and (iii) there is no contest, Action, right of set-off, counterclaim, or a claim for a charge-back, deduction, credit, set-off or other offset, other than routine credits granted for errors in ordering, shipping, pricing, returns in the ordinary course of business or similar matters, pursuant to any Contract with any obligor of any Receivables related to the amount or validity of such Receivable and, to the knowledge of Seller, except as set forth on Schedule 3.10(a)(ii), no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor which, individually or in the aggregate, involves an amount in excess of $50,000. The Receivables have not been assigned (except (i) as contemplated in the Contribution Agreement or (ii) pursuant to those certain receivables financing facility agreements set forth as items two and three on Schedule 1.1(f), and Parent, Seller or any of their Affiliates shall repurchase, re-acquire or otherwise regain title to such Receivables assigned thereunder before the Effective Time) nor are they subject to any Lien (other than a Permitted Lien) that will not be released on or before the Closing. The reserve for bad debts shown on the Balance Sheet or, with respect to Receivables arising after the date of the Balance Sheet, on the books and records of the Business, has been determined in accordance with GAAP and Parent’s Accounting Policies.

(b) Except as set forth on Schedule 3.10(b)(i), all Inventory, whether located at the Leased Real Property or elsewhere, is merchantable and held for sale pursuant to a Contract. All Inventory consists of bona fide assets. All Inventory, whether located at the Leased Real Property or elsewhere, is (i) properly reflected on the books and records of the Business, and (ii) not subject of any counterclaim, or a claim for a charge-back, deduction, credit, set-off or other offset. Except as set forth on Schedule 3.10(b)(ii), as of the date of this Agreement and as of the Measurement Time, all Inventory that was for sale pursuant to any Contract assumed by an Acquired Company does not materially deviate from the specifications called for in such Contract or the requirements of the counterparty to such Contract in accordance with past practice. To the knowledge of Seller, all Inventory is free of manufacturing defect and of good, usable and merchantable quality in all material respects, except for those items the value of which has been reduced or written off on the books and records of the Acquired Companies to the extent of such defect and is reflected on the Balance Sheet.

(c) Schedule 3.10(c) sets forth an accurate list of all accounts and notes payable of the Business as of May 31, 2017, including the due date of all such accounts and notes payable. All accounts and notes payable relating to the Business and reflected in the Financial Statements and arising thereafter through the Closing Date arose from bona fide transactions of the Acquired Companies, Parent, Seller or their respective Subsidiaries in the ordinary course of business consistent with past practice. All such accounts and notes payable have been paid, are not yet due and payable under the standard procedures of the Acquired Companies, Parent, Seller or their respective Subsidiaries (as applicable) for payment of accounts and notes payable, which procedures have been furnished to Acquiror, or are being contested by the Acquired Companies, Parent, Seller or their respective Subsidiaries (as applicable) in good faith, details of which have been provided to Acquiror in writing.

3.11 Benefit Plans. Neither Seller nor Parent (nor any of their ERISA Affiliates) has any obligation under any Plan with respect to which the Acquiror or the Acquired Companies (nor any of their ERISA Affiliates) would have any Liability.

3.12 Labor Matters.

(a) Except as set forth on Schedule 3.12(a), as of the date of this Agreement, neither Seller, Parent nor any of their Subsidiaries is a party to or bound by any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other written agreements or understandings with any union, works council, trade union or other labor organization with respect to employees of the Business.

(b) Since January 1, 2014, except as set forth in Schedule 3.12(b), there has not been any material strike, lockout, picketing, leafleting, sit-in, boycott, work stoppage or similar form of organized labor disruption at Seller, Parent or any of their respective Subsidiaries, and no such activity is currently ongoing or, to the knowledge of the Seller, threatened in writing, in each case with respect to employees of the Business.

(c) Since January 1, 2014 and with respect to the Business, except as set forth in Schedule 3.12(c), (i) each of Seller and Parent has been in compliance in all material respects with all applicable Laws relating to labor or employment, including, but not limited to, all applicable Laws relating to the payment of wages, bonuses, and commissions; classification of employees; collective bargaining; reductions in force; equal employment opportunities; working conditions; employment discrimination, harassment, and retaliation; civil rights; safety and health; disability and accommodation; employee benefits; workers’ compensation; immigration; family and medical leave, military leave, and other leaves of absence; whistleblower protection; and the collection and payment of withholding or social security taxes; and (ii) neither Seller nor Parent has incurred any liability under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar foreign, state or local layoff notice Law that remains unsatisfied.

(d) Except as set forth in Schedule 3.12(d), since January 1, 2014 with respect to the Business, Seller and Parent have not received any material citations, charges or similar notices from the Occupational Safety and Health Administration (“OSHA”), National Labor Relations Board (“NLRB”), Department of Labor (“DOL”), Equal Employment Opportunity Commission (“EEOC”), Immigration and Customs Enforcement (“ICE”) or any Governmental Authority, nor, to the knowledge of Seller, is the Business the subject of any investigation by OSHA, NLRB, DOL, EEOC, ICE or any Governmental Authority with respect to labor or employment issues.

(e) Except as set forth in Schedule 3.12(e), consummation of the transactions contemplated by the Transaction Documents will not entitle any current or former employee of the Business (including any Transferred Employee or Consultant) to any payment or enhanced benefits under any Plan or otherwise (including any contractual or statutory change of control payments, retention payments, bonus payments, severance payments, etc.) (collectively, “Change of Control Payments”) for which the Acquired Companies or the Acquiror shall have any Liability.

(f) Schedule 3.12(f) sets forth each Contract to which the Acquired Companies, Parent, Seller or any of their respective Subsidiaries, are a party that provides for (i) a Change of Control Payment to any Person, (ii) acceleration of vesting of any payment or equity securities to any Person; and (iii) any covenant not to compete or other similar restriction, in any such case in clauses (i) through (iii), that affects any Transferred Employee or Consultant.

(g) Schedule 3.12(g) sets forth a schedule that contains a true and complete list of all current employees of the Business as of the close of business on the Business Day immediately prior to the date of this Agreement, as updated within two (2) Business Days prior to the Closing, including the position, base compensation payable, bonus opportunity, date of hire, location, employment status and job classification (exempt or non-exempt) of each such individual.

3.13 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Business or the Transferred Assets have been properly prepared and timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) Parent, Seller and their respective Subsidiaries have fully and timely paid all material Taxes related to the Business and the Transferred Assets that have become due and payable. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest with respect to the Business have been timely made by or on behalf of the Business.

(c) All material amounts of Tax related to the Business required to be withheld by Parent and Seller (or any of their Subsidiaries) have been timely withheld and, to the extent required, paid over to the appropriate Governmental Authority.

(d) Except as set forth on Schedule 3.13(d), no deficiency for any material amount of Tax related to the Business or the Transferred Assets has been asserted or assessed by any Governmental Authority in writing against Parent, Seller or any of their Subsidiaries (or, to the knowledge of Parent or Seller, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith.

(e) There are no Tax indemnification or Tax sharing agreements under which Parent or Seller would reasonably be expected to be liable for any Liability for Taxes related to the business of an entity that is neither Parent, Seller nor any Acquired Company, other than any such agreements pursuant to customary provisions in Contracts not primarily related to Taxes. All Tax indemnification and Tax sharing agreements involving any of the Acquired Companies shall be terminated as of the Closing Date without any further liability or obligation to the Acquired Companies.

(f) None of the Acquired Companies have entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) that has not been disclosed in the relevant Tax Return of Parent or Seller.

(g) There are no Liens upon the Acquired Companies or upon the Transferred Assets, other than Liens that are Permitted Liens, as a result of any unpaid Taxes.

(h) There is no taxable income of the Acquired Companies or the Business that will be required under applicable Tax Law to be reported by the Acquiror or any of its Affiliates after the Closing Date, which taxable income was realized (and reflects economic income) arising prior to the Closing Date.

(i) All of the material real and personal property of the Acquired Companies or with respect to the Business that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority.

(j) Other than actions required pursuant to this Agreement or any Transaction Document and other than operations occurring between the consummation of the transactions contemplated by the Contribution Agreement and the Closing in the ordinary course of business and in compliance with Section 5.1 below, New Cometals USA, New Cometals Europe and New Cometals Processing have not conducted any operations prior to the Measurement Time, and all documents regarding any Tax elections made by such entities have been made available to Acquiror.

(k) New Cometals Europe does not have any Assets within the United States and does not have a “permanent establishment” in the United States within the meaning of the income Tax treaty between the United States and Luxembourg.

(l) None of the Acquired Companies have constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(m) Except as set forth on Schedule 3.13(m), at the time of the transfers contemplated by the Contribution Agreement, (i) no Inventory will be owned outside the United States other than (A) Inventory stored in VAT-free bonded warehouses in Europe, and (B) Inventory in marine transit or outside the jurisdictional boundaries of any country, (ii) no funds will have been advanced to suppliers to pre-pay for Inventory to be supplied within the jurisdictional boundaries of Vietnam other than on a FOB Port basis, (iii) CMC China will remain registered as a VAT general tax payer, (iv) CMC China will have provided the proper VAT invoices (Fapiao) to Traxys China, (v) CMC China will have indicated to Acquiror the applicable VAT threshold of CMC China, and (vi) New Cometals USA will have obtained a Canadian GST and Quebec sales tax licenses and will have paid the applicable VAT in Canada.

Nothing in this Section 3.13 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credit carryover or other Tax asset or (ii) any Tax positions that Acquiror and its Affiliates (including the Acquired Companies) may take in or in respect of a Tax period (or portion thereof) beginning after the Closing Date.

3.14 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Seller, Parent or any of their Affiliates.

3.15 Insurance. Schedule 3.15 contains a correct and complete list of all insurance policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance primarily related to the Business and the Transferred Assets held by the Seller or Parent (or their respective Subsidiaries) as of the date of this Agreement. Such insurance policies are in full force and effect, all premiums due on such insurance policies have been paid in full. Neither Seller nor Parent (nor any of their respective Subsidiaries) has received written notice of cancellation or non-renewal of any such policy. As of the date of this Agreement, there are no outstanding claims by Parent or Seller (or any of their respective Subsidiaries) under any such insurance policies with respect to the Transferred Assets or the Business in excess of $50,000.

3.16 Real Property; Transferred Assets; Permits.

(a) None of the Acquired Companies owns any real property. Except as set forth on Schedule 3.16(a), none of Parent, Seller or any of their respective Subsidiaries own any real property that is primarily related to or used in the Business.

(b) Each lease related to the Leased Real Property to which Parent, Seller or their respective Subsidiaries is a party is set forth on Schedule 3.16(b) and shall be deemed to constitute a Material Contract required to be listed on Schedule 3.9(a) to the extent it is an Assumed Contract. Except as set forth on Schedule 3.16(b), none of Parent, Seller or their respective Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect, and no Person is currently using or occupying any Leased Real Property except as set forth in each lease. None of Parent, Seller or their respective Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except for the Permitted Liens, there exist no Liens affecting Seller’s, Parent’s or their respective Subsidiary’s leasehold interest in the Leased Real Property created by, through or under the Parent, Seller or such Subsidiary.

(c) After giving effect to the transactions contemplated by the Contribution Agreement and at the Closing, the Acquired Companies will have good and valid title to, or a valid leasehold interest in, the Transferred Assets, free and clear of Liens, except for Permitted Liens. At the Closing, after consummation of the sale, assignment and transfer of (i) the Chinese Cometals Assets to Traxys China and (ii) the Russian Cometals Assets to Traxys Russia, Traxys China and Traxys Russia shall thereafter hold good and valid title to, or a valid leasehold interest in, all of the Chinese Cometals Assets and the Russian Cometals Assets held by such party, free and clear of Liens, other than Permitted Liens. No part of the CMC Belgium Branch shall be sold, assigned or transferred to, or assumed by, the Acquired Companies or any other Affiliate of the Acquired Companies. Neither the CMC Belgium Branch nor the CMC Russian Rep Office is a party to any Contract for the purchase or sale of Inventory. Except as set forth on Schedule 3.16(c), CMC China is not party to any Contract for the purchase or sale of Inventory that has not been fully performed or otherwise has any remaining payment, delivery or purchase obligations.

(d) Except as set forth on Schedule 3.16(d), each of the Parent and Seller (and their respective Subsidiaries) has all material Permits that are required to own, lease or operate the Assets used in the Business (the “Material Permits”); provided, however, that this Section 3.16(d) shall not apply to Environmental Permits, which are addressed exclusively in Section 3.20. Except as set forth on Schedule 3.16(d), (i) each Material Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Acquired Companies, Parent or Seller (or any of their respective Subsidiaries), (iii) there are no Actions by or before any Governmental Authority pending or, to the knowledge of Seller, Actions threatened that seek the revocation, cancellation or termination of any Material Permit, and (iv) each of the Acquired Companies, Parent and Seller (and their respective Subsidiaries) is in material compliance with all Material Permits applicable to the Business. Parent and Seller have made available to Acquiror true and correct copies of all Material Permits.

3.17 Absence of Changes.

(a) Except as set forth on Schedule 3.17, since the date of the Balance Sheet, to the date of this Agreement, there has not been any Material Adverse Effect.

(b) Except as set forth on Schedule 3.17, since the date of the Balance Sheet, to the date of this Agreement, Seller and Parent have, in all material respects, conducted the Business in the ordinary course of business consistent with past practice, except as contemplated by this Agreement.

3.18 Affiliate Transactions. Except as set forth on Schedule 3.18 and other than the stock option agreements, restricted stock unit grant agreements, incentive award agreements, severance letters, employment agreements and other similar arrangements or agreements entered into by Parent and Seller (or their respective Affiliates), or agreements between Parent and Seller (or their respective Affiliates) with respect to the Business as set forth on Schedule 3.18, no employee, officer or director of Parent, Seller or any of their Affiliates, is a party to (nor shall be a party to at the Closing) any Contract or business arrangement with Parent or Seller (or any of their Affiliates) relating to the Business or any of the Transferred Assets or Assumed Liabilities (each such Contract or business arrangement, an “Affiliate Agreement”). For avoidance of doubt, at the Closing, other than the Contribution Agreement and any other Transaction Documents and any Assumed Contract, none of the Acquired Companies shall be a party to any Contract with Parent, Seller or any of their Affiliates.

3.19 Intellectual Property.

(a) Schedule 3.19(a) sets forth a true and complete list of all (i) trademark registrations and pending applications, (ii) domain name registrations, and (iii) copyright registrations and applications, in each case, that are owned by the Acquired Companies, Parent or Seller (or any of their respective Subsidiaries) and material to the conduct of the Business as currently conducted (the “Registered Intellectual Property”). Parent, Seller and their respective Subsidiaries own no patents or pending patent applications that are material to the conduct of the Business as currently conducted. All Registered Intellectual Property is subsisting, and, to the knowledge of Seller, enforceable.

(b) To the knowledge of Seller, the Parent, Seller and their respective Subsidiaries own the Registered Intellectual Property and Intellectual Property that is material to the conduct of the Business as currently conducted but is not the subject of a pending application or registration (together with Registered Intellectual Property, “Material Intellectual Property”). There is no Action by or before any Governmental Authority that is pending or, to knowledge of Seller, any Action threatened, that challenges the validity, enforceability, registration, ownership or use of any Material Intellectual Property.

(c) To the knowledge of Seller, neither Parent, Seller nor any of their respective Subsidiaries through the conduct of the Business as presently conducted is infringing, misappropriating or otherwise violating any third party’s Intellectual Property rights, except for such infringements, misappropriations, or other violations that would not reasonably be expected to be material to the Business. Except as set forth on Schedule 3.19(c), there is no material claim of any such infringement, misappropriation or violation pending or, to the knowledge of the Seller, threatened against Parent, Seller or any of their Subsidiaries with respect to the Business. To the knowledge of Seller, no third party is infringing, misappropriating or otherwise violating the Material Intellectual Property in any manner that would reasonably be expected to be material to the Business, taken as a whole, and there is no such claim pending or threatened against any third party by Parent, Seller, any Acquired Company or any of their respective Subsidiaries.

(d) Except as set forth on Schedule 3.19(d), there are no Contracts primarily related to the Business (A) pursuant to which any of the Acquired Companies, Parent or Seller (or any of their respective Subsidiaries), licenses any Intellectual Property to or from any third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $2,500 per year, or (B) pertaining to the development, maintenance or support of any material Intellectual Property.

3.20 Environmental Matters. Except as set forth on Schedule 3.20:

(a) the Acquired Companies, Parent, Seller and their respective Subsidiaries are, and have been in the last three (3) years, in compliance in all material respects with all Environmental Laws relating to or affecting the Business;

(b) each of the Parent, Seller and their respective Subsidiaries has all material Permits that are required pursuant to Environmental Laws to own, lease or operate the Assets used in or necessary to conduct the Business (the “Environmental Permits”);

(c) (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, cancellation, material amendment or termination of any Environmental Permit has been received by Parent, Seller or any of their respective Subsidiaries, (iii) there are no Actions by or before any Governmental Authority pending or, to the knowledge of Seller, Action threatened that seek the revocation, cancellation, material amendment or termination of any Environmental Permit, and (iv) each of the Acquired Companies, Parent, Seller and their respective Subsidiaries is in compliance in all material respects with all Environmental Permits applicable to the Business;

(d) Parent and Seller have made available to Acquiror true and correct copies of all material environmental audits, reports and assessments concerning the Business and Transferred Assets that are in their possession or control, as well as copies of all Environmental Permits and any related applications and material correspondence with Governmental Authorities;

(e) the Business has not stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Materials in a manner that would reasonably be expected to give rise to any material violations, enforcement actions, damages or Liabilities pursuant to Environmental Laws;

(f) neither the Acquired Companies, Parent, Seller nor any of their respective Subsidiaries is subject to any unresolved judgment, consent decree or order relating to compliance with Environmental Laws (including any Permits issued pursuant thereto), in each case, related to the Business; and

(g) no Action by or before any Governmental Authority is pending or, to the knowledge of Seller, any Action threatened with respect to the Acquired Companies’, Parent’s, Seller’s or their respective Subsidiaries compliance with or Liability under any Environmental Law relating to the Business.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.20 are the sole and exclusive representations and warranties relating to environmental, health and safety matters, including matters arising under or relating to Environmental Laws or Hazardous Materials.

3.21 Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions Laws and Regulations.

(a) In the past five (5) years, none of Parent, Seller or the Acquired Companies have, nor have any of their Subsidiaries, Affiliates, officers, employees or directors, nor, to Seller’s knowledge, any of their agents or representatives, in connection with or for the benefit of the Business:

(i) violated any Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions Laws and Regulations; or

(ii) offered, paid, promised to pay, authorized the payment of, received, or solicited anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to any Person to obtain any improper advantage, in each case, relating to or benefitting the Business.

(b) At no time during the prior five (5) years have Parent, Seller or the Acquired Companies, nor have any of their Subsidiaries, Affiliates, or any of their officers, employees and directors, or, to Seller’s knowledge, their respective agents or representatives, (i) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any alleged noncompliance with any Anti-Corruption Law, Anti-Money Laundering Law, or Sanctions Laws and Regulations in connection with or for the benefit of the Business or (ii) been the subject of current, pending, or, to the knowledge of Seller, threatened investigation, inquiry or enforcement proceedings for violations of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions Laws and Regulations or received any written notice or citation for any alleged noncompliance with any Anti-Corruption Law, Anti-Money Laundering Law, or Sanctions Laws and Regulations in connection with or for the benefit of the Business.

(c) None of the Acquired Companies’ officers, directors, nor any employee of the Business is a Government Official.

(d) None of Parent, Seller or any of their respective Affiliates, nor any of the Acquired Companies, nor any of their officers and directors, nor, to Seller’s knowledge, its agents, is currently a Sanctions Target or is located, organized, or resident in a country or territory that is a Sanctions Target.

3.22 China, Russia and Belgium Labor Matters.

(a) Solely with respect to the Business, each of CMC China, the CMC Russia Rep Office and the CMC Belgium Branch has complied, in all material respects, with all applicable Laws relating to labor or employment, including but not limited to all applicable Laws relating to labor remuneration, social insurance contributions, leave, employment of foreign employees, and overtime work remuneration.

(b) As of the date of this Agreement, all employment Contracts with the Chinese Transferred Employees to which CMC China is a party are valid and in full force and effect. There are no employment Contracts with the Russian Transferred Employees to which Parent or any of its Affiliates is a party.

(c) There is no Action by or before any Governmental Authority pending or, to the knowledge of Parent and Seller, any Action threatened with respect to the employment relationship between Parent or any of its Affiliates and any Chinese Transferred Employee, any Russian Transferred Employee or any employee of the CMC Belgium Branch.

(d) None of the Chinese Transferred Employees or Russian Transferred Employees is bound by any obligations of confidentiality and/or non-competition under any Contract with Parent or any of its Affiliates that would restrict them in working for any Affiliate of Acquiror. None of the employees of the CMC Belgium Branch is bound by any obligations of confidentiality and/or non-competition under any Contract with Parent or any of its Affiliates that would restrict them in working as a consulting or independent contractor role for any Affiliate of Acquiror.

(e) All employment contracts with all employees of the CMC Belgium Branch can be terminated by the procedures required under applicable Law without giving rise to any further claim for damages or compensation except as required by applicable Law. Neither the CMC Belgium Branch nor Seller has received notice of resignation from any employee of the CMC Belgium Branch.

3.23 Russia Specific Labor Matters.

(a) Schedule 3.23(a) lists the name and position of each Person employed by the CMC Russia Rep Office in connection with the Business.

(b) To the knowledge of Seller and Parent, all of the employees of the CMC Russia Rep Office are Russian citizens.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Each of TNA and TE, jointly and severally, represent and warrant to Parent and Seller as follows:

4.1 Organization. Acquiror has been duly organized, is validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite company or corporate (as applicable) power and authority to own or lease its properties and to conduct its business as it is now being conducted. Acquiror is duly licensed or qualified and in good standing as a foreign corporation or company as required by applicable Law in all jurisdictions in which its ownership of property, lease of assets and properties or the character of its business or activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.2 Due Authorization. Acquiror has all requisite corporate or company power and authority to execute and deliver the Transaction Documents to which it is a party and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary action on the part of Acquiror, and no other corporate proceeding on the part of Acquiror is necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the other Transaction Documents have been or will be at Closing, duly and validly executed and delivered by Acquiror and constitute or will constitute at Closing a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.3 No Conflict. Except as set forth on Schedule 4.3, the execution, performance and delivery of the Transaction Documents to which Acquiror is a party by Acquiror and the consummation of the transactions contemplated thereby do not and will not conflict with, violate any provision of, or result in the breach of (a) any applicable Law applicable to Acquiror, (b) the memorandum and articles of association or other organizational documents of Acquiror or any Subsidiary of Acquiror, or (c) any agreement, indenture or other instrument to which Acquiror or any Subsidiary of Acquiror is a party or by which Acquiror or any Subsidiary of Acquiror may be bound, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the Assets of Acquiror or any Subsidiary of Acquiror or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not reasonably be expected to result in a Material Adverse Effect.

4.4 Litigation and Proceedings. There are no Actions by or before any Governmental Authority, or, to the knowledge of Acquiror, threatened Actions which, if determined adversely,

could reasonably be expected to have a Material Adverse Effect. Neither Acquiror nor its Assets are subject to any material Governmental Order.

4.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Parent and Seller contained in this Agreement, no consent, approval or authorization of, or designation, declaration, notice or filing with, any Governmental Authority or other Person is required on the part of Acquiror with respect to Acquiror’s execution, performance or delivery of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act, and (b) as otherwise disclosed on Schedule 4.5.

4.6 Financial Ability. Acquiror has sufficient cash on hand or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement.

4.7 Brokers’ Fees. Except fees that shall be the sole responsibility of Acquiror, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

4.8 Solvency. Assuming the truth and completeness of the representations and warranties of Parent and Seller contained in this Agreement, and after giving effect to the Sale, at and immediately after the Closing, Acquiror (a) will be solvent (in that both the fair value of its Assets will not be less than the sum of its debts and that the present fair saleable value of its Assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

ARTICLE V

COVENANTS OF THE SELLER AND PARENT

5.1 Conduct of Business. From the date of this Agreement through the Closing, except (i) as set forth in Section 6.4, (ii) as set forth on Schedule 5.1, (iii) in accordance with the Project Lafayette Budget, (iv) as required by Law or (v) as consented to by Acquiror in its sole discretion (except with respect to the Parent’s and Seller’s management or control of the Excluded Assets and Excluded Liabilities, which consent shall not be unreasonably conditioned, withheld or delayed), Parent and Seller shall, and shall cause their respective Subsidiaries to, except as contemplated by this Agreement or the Contribution Agreement, (a) operate the Business in the ordinary course and substantially in accordance with past practice; (b) use commercially reasonable efforts to (1) preserve their properties (other than the sale of Inventory and consumption of working capital items in the ordinary course of business), business and relationships with their suppliers, customers and others having business relationships with the Business and to keep available the services of the employees of the Business, (2) comply in all material respects with all applicable Laws (including its Code of Conduct and policies concerning compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, and

Sanctions Laws and Regulations) and obligations under Material Contracts and (3) maintain in full force and effect all commercial insurance policies in effect on the date hereof related to the Business. Seller and Parent will advise Acquiror promptly of any development that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except (i) as set forth in Section 6.4, (ii) as set forth on Schedule 5.1, (iii) in accordance with the Project Lafayette Budget (other than entering into any Contract that would require the consent of a third party to assign to New Cometals Processing), (iv) as required by Law or (v) as consented to by Acquiror in its sole discretion (except with respect to the Parent’s and Seller’s management or control of the Excluded Assets and Excluded Liabilities, which consent shall not be unreasonably conditioned, withheld or delayed), Parent and Seller shall not, and Parent and Seller shall cause their respective Subsidiaries and any individuals or entities acting on behalf of Parent, Seller or their respective Subsidiaries (as applicable), not to, except as otherwise contemplated by this Agreement or the Contribution Agreement:

(a) once filed, change or amend, the certificate of formation or other constitutional or organizational documents of the Acquired Companies, without the consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied);

(b) make or declare any non-cash dividend or non-cash distribution from the Acquired Companies;

(c) issue, sell, deliver, dispose of, pledge or otherwise suffer to be subject to any Lien any shares of capital stock of any class, any other Equity Securities or grant any warrants, options or rights to subscribe for any shares of capital stock or any other Equity Securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any shares of capital stock of any class or any other Equity Securities, or redeem, repurchase or otherwise acquire any such Equity Securities, in each case, involving any of the Acquired Companies, other than the issuance of the Interests to Seller prior to the Closing;

(d) sell, assign, transfer, convey, lease or otherwise dispose of any Interests or Transferred Assets, except for the sale of Stand-Alone Inventory (including the sale of Consignment Inventory or Cayce Inventory (as such terms are defined in the Agreed Principles)) in the ordinary course of business and Contract Inventory pursuant to the terms of any related customer Contract;

(e) (i) purchase or enter into one or more Contracts to purchase, in relation to the Business, (A) Stand-Alone Inventory in excess of $3,500,000 in the aggregate or (B) Contract Inventory in excess of the Inventory required to comply with the terms of any related customer Contract, provided, that in any event Parent or Seller shall provide prior written notice of any purchases for Contract Inventory that will exceed $10,000,000 in the aggregate in any twelve (12) month period, (ii) consign or enter into one or more Contracts to consign, in relation to the Business, any Inventory unless pursuant to written Contracts meeting the requirements of the Agreed Principles and that are not in excess of $2,000,000 in the aggregate and require the consignee to take delivery within one (1) year, other than the renewal in the ordinary course of a consignment Contract containing substantially similar terms, or (iii) enter into any Contract with “take or pay”, “requirements” or other similar provisions obligating any

Person to provide the quantity of goods or services required by another Person; or with pricing or margin provisions that provide “most favored nation” or similar provisions with respect to pricing;

(f) fail to (i) comply, in all material respects, with all applicable Laws and Orders relating to the Business or its Transferred Assets or (ii) obtain, maintain or renew all necessary Permits required for the Business;

(g) (i) except in the ordinary course of business, make any material change in the key management structure of the Business, including the hiring, terminating (other than for cause), promoting, demoting or otherwise changing the employment status or title of any of its officers or key employees; (ii) except (A) to the extent required to permit payments of accrued but unpaid year-end bonuses or retention or transaction bonuses on or prior to Closing in accordance with the Retention Agreements, or (B) as otherwise required by Law, adopt, enter into or materially amend any Plan; (iii) grant or announce any increase in, or accelerate the vesting or payment of or fund or in any other way secure, the salaries, bonuses or other benefits payable to any employees of the Business other than accelerated vesting of outstanding equity or equity-based awards of Parent or as otherwise required under any Material Contract disclosed on Schedule 3.9(a); or (iv) grant any rights to severance or termination pay or notice, or enter into or amend any employment agreement or severance agreement to any employees of the Business, except as required by the Plans applicable to such employees, as required by applicable Law or as required under any Material Contract disclosed on Schedule 3.9(a);

(h) cause the Business to acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or any material portion of the Assets of, any company, corporation, partnership, association, joint venture or other business organization or division thereof or acquire any Equity Securities;

(i) make, change or revoke any Tax election in respect of the Business or the Acquired Companies;

(j) assign, transfer, license or sublicense, mortgage or encumber, abandon, permit to lapse, or otherwise dispose of, any Material Intellectual Property, except in the ordinary course of business;

(k) (i) enter into, renew or amend in any material respect any lease for Leased Real Property, Affiliate Agreement or Material Contract (including any Contract that would have been required to be disclosed on Schedule 3.9(a) if in existence on the execution date hereof), other than Inventory sales entered into with customers in the ordinary course of business and purchases of Inventory from suppliers in the ordinary course of business, subject to the terms of clause (e) above or (ii) terminate or assign any lease for Leased Real Property, Affiliate Agreement or Material Contract;

(l) make any advances, loans or pre-payments to (i) suppliers in excess of $1,000,000 in the aggregate or (ii) any other Persons in excess of $100,000 in the aggregate, in relation to the Business, provided that no such advances, loans or pre-payments shall be made (x) outside the ordinary course of business or (y) to suppliers located in Vietnam in any amount with respect to Inventory to be delivered within the jurisdictional boundaries of Vietnam, other than on a FOB Port basis;

(m) enter into any agreement that restricts the ability of the Business to (A) engage or compete in any line of business in any respect relating primarily to the Business, (B) solicit employees or customers, other than in connection with the renewal of a Material Contract in the ordinary course of business where such restriction is already contained in the expiring Material Contract, or (C) engage in or enter a new line of business;

(n) other than with respect to the Excluded Assets and Excluded Liabilities, waive, settle or satisfy any material Indebtedness owing to the Parent, Seller, the Acquired Companies or any of their respective Subsidiaries, or any material claim (which shall include, but not be limited to, any pending or threatened material Action) related to the Business, other than in the ordinary course of business and consistent with past practice or claims that otherwise do not exceed in the aggregate $250,000 (net of insurance recoveries);

(o) incur or guarantee any Indebtedness for money borrowed on behalf of the Business that will not be discharged or released with respect to the Transferred Assets and Acquired Companies on or prior to Closing;

(p) guaranty any Indebtedness for money borrowed of another Person or enter into any “keep well” or similar agreement to maintain any financial condition of another Person in relation to the Business;

(q) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Acquired Companies;

(r) make any change in financial accounting methods or method of income Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Business, except insofar as may have been required by a change in GAAP or Law;

(s) write up, write down or write off the book value of any of its material Transferred Assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP;

(t) appoint any Government Official as an officer or director of any of the Acquired Companies;

(u) enter into a Contract (including a consulting or agency agreement) (other than with respect to port agents, customs agents and other ministerial governmental functions) with any Government Authority, Government Official, or State-Owned Enterprise, other than with any Government Authority, Government Official or State-Owned Enterprise listed on Schedule 3.9(a)(xiv);

(v) destroy, alter, or amend any of the books and records of the Acquired Companies or books and records that pertain to the Business, except in accordance with Parent’s written document retention and destruction policies;

(w) amend, terminate or modify the Contribution Agreement following its execution and Parent and Seller shall, and shall cause its Subsidiaries and the Acquired Companies to enter into and to fully comply in all respects with the terms of the Contribution Agreement, provided that non-material violations of Sections 2.5 and 3.1 of thereof shall not be deemed to be a breach of this clause (v);

(x) make any material change to the accounts receivable policies of the Business, including policies relating to collections, extensions of credit, or credit terms; or

(y) authorize, enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1.

Without in any way limiting the rights or obligations of any party under this Agreement, the parties hereto acknowledge and agree that nothing in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date.

5.2 Inspection. Except for any information that is subject to attorney-client privilege or other privilege from disclosure, and except as prohibited by applicable Law, Parent shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of Parent and its Subsidiaries, to all of their respective properties (including third party warehouses to the extent of Parent’s and its Subsidiaries’ rights to do so), books, contracts, commitments, tax returns, records primarily related to the Business and Transferred Assets and appropriate officers and employees of the Business, and shall furnish such representatives with all financial and operating data and other information primarily concerning the affairs of the Business as such representatives may reasonably request; provided, however, that Acquiror shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All information obtained by Acquiror and its representatives under this Agreement shall be subject to the Confidentiality Agreement. At or before the Closing (or as soon as practicable thereafter, but in any event within five (5) Business Days), Parent shall deliver, or cause to be delivered, to Acquiror one or more USB drives containing (in a readable and otherwise reasonably acceptable format) complete and accurate copies of the contents of the Data Room, containing (i) all contents of the Data Room as of 9:00 p.m. New York time on June 9, 2017 and as of the Measurement Time and (ii) sufficient information for identifying the dates that such contents were added to the Data Room.

5.3 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, Seller and Parent shall (and, to the extent required, shall cause their Subsidiaries to) comply (i) promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; and (ii) as soon as reasonably practicable after the date hereof with the notification and reporting requirements of other Regulatory Consent Authorities as described on Schedule 3.5. Seller and Parent shall use commercially reasonable efforts to substantially comply with any Information or Document Requests.

(b) Parent and Seller shall exercise their reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and obtain consent or clearance from the other Regulatory Consent Authorities as described on Schedule 3.5 and Schedule 4.5, and (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or materially delay the consummation of the transactions contemplated by this Agreement.

(c) Parent and Seller shall use their commercially reasonable efforts to (i) cooperate in good faith with the Regulatory Consent Authorities; and (ii) undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as reasonably practicable (but in any event prior to the Termination Date). With regard to any Governmental Authority or any Action by or before a Governmental Authority regarding any of the transactions, neither Parent nor Seller, without Acquiror’s advance written consent, shall discuss or commit to any divestiture or consent decree, discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that would limit Acquiror’s freedom of action with respect to any aspect of the Business after Closing, Acquiror’s ability to retain any Assets, licenses, operations, rights, product lines, businesses or interest therein that are part of the Business, or Acquiror’s ability to receive the full benefits of the transactions contemplated hereby.

(d) Parent and Seller shall promptly furnish to Acquiror copies of any notices or written communications received by Parent or Seller from any Governmental Authority with respect to the transactions contemplated by this Agreement, and Parent and Seller shall permit counsel to Acquiror an opportunity to review in advance, and the Parent and Seller shall consider in good faith the views of such counsel in connection with, any proposed written communications by Parent and Seller to any Governmental Authority or, in connection with any Action by any Governmental Authority, concerning the transactions contemplated by this Agreement. Parent and Seller agree to provide Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Parent and Seller or any of their Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby, to the extent not expressly prohibited by the applicable Governmental Authority.

5.4 Formation of Acquired Companies and Contribution. Within fifteen (15) Business Days from the date of this Agreement, Acquiror shall provide proposed organizational documents for each of the Acquired Companies to Parent and Seller. Acquiror shall approve any reasonable comments of Parent and Seller to such organizational documents and as soon as practicable after the parties have finalized such organizational documents, Parent and Seller shall form each of the Acquired Companies utilizing such organizational documents. Parent, Seller and the Acquired Companies shall execute and deliver the Contribution Agreement and consummate the transactions contemplated thereby prior to the Closing Date. Prior to the consummation of such transactions, the Parent and Seller shall not permit any of the Acquired Companies to conduct any significant business activities, other than to apply for any necessary Permits, including environmental Permits and business authorizations required to conduct business, or as contemplated by this Agreement or the Transaction Documents.

5.5 No Shop. From the date hereof until the earlier of the termination of this Agreement pursuant to Article VIII hereof and the Closing, Seller, Parent and their Subsidiaries and their respective directors, managers, officers, employees, consultants, agents and representatives shall cease any and all existing activities, discussions or negotiations (whether direct or indirect) with any Person other than Acquiror with respect to, and to deal exclusively with Acquiror and its designated Affiliates regarding, any agreement, submission, offer or proposal for, or any indication of interest in any of the following: (a) any direct or indirect acquisition or purchase of the material Assets of the Business (other than the sale of Stand-Alone Inventory in the ordinary course of business and Contract Inventory pursuant to customer Contracts); (b) any merger, consolidation or other business combination relating to the Business; or (c) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Business, the Transferred Assets, the Acquired Companies or Seller (each of the foregoing clauses (a) through (c), an “Acquisition Proposal”), and, without the prior consent of Acquiror, neither Seller nor Parent shall, and Seller and Parent shall cause their respective Representatives not to (i) solicit, initiate, entertain, or otherwise engage in any negotiations, discussions or other communications with any other Person relating to any Acquisition Proposal, (ii) provide or furnish information or documentation to any other Person with respect to Seller or the material Assets of the Business in respect of any Acquisition Proposal or (iii) enter into any negotiation of, or discussion or other communication regarding, a Contract with any other Person in respect of any Acquisition Proposal.

5.6 Non-Competition; Non-Solicitation.

(a) Without the prior written consent of Acquiror, Seller and Parent shall not, and shall cause their Affiliates not to, directly or indirectly, acquire, own, have an equity interest in, manage, control or participate in the ownership, management or control of, or consult with, advise or provide any other services to, any Person engaged in any business, conduct or activity which competes with, or is intended to compete with, the Business as conducted at the Closing (the “Restricted Business”) located in or operating from (i) the United States of America for a period of five (5) years from and after the Closing Date and (ii) all jurisdictions other than the United States of America for a period of three (3) years from and after the Closing Date (as applicable, each period the “Non-Compete Period”); provided, that, the foregoing shall not prohibit Seller, Parent or any of their Affiliates from (i) engaging in any line of business currently engaged in by Parent or any of its Affiliates (other than the Business), (ii) with the prior written consent of Acquiror (which may be withheld in its sole discretion), engaging in the Restricted Business, (iii) the businesses of Parent and Seller (and their Affiliates) as currently conducted as the “Cometals Steel”, “Asia Steel Trading” and “Australia Steel Trading” divisions and any servicing provided to such divisions by a newly created chartering/freight desk (other than services provided by the Cometals Freight Desk), (iv) the Briquetting Operations and performance under the Processing Agreement and (v) the disposal of any Excluded Assets and discharge of any Excluded Liabilities existing on the Closing.

(b) For a period of three (3) years from and after the Closing Date (the “Non-Solicitation Period”), without the prior written consent of Acquiror, Seller and Parent shall not,

and shall cause their Affiliates not to, directly or indirectly, on their own behalf or on behalf of any other Person: (i) hire, employ, make an offer to hire or otherwise solicit, induce or encourage any Transferred Employee or Consultant to leave his or her employment or engagement, as applicable, with Acquiror or the Acquired Companies; or (ii) induce or encourage any client, customer, supplier or vendor of the Business to terminate or modify any such relationship with Acquiror or the Acquired Companies after Closing; provided, however, nothing in this Section 5.6(b) shall prohibit Seller, Parent or any of their Affiliates from hiring any Transferred Employee or Consultant (A) whose employment or engagement, as applicable, with Acquiror or any Acquired Company was terminated involuntarily; (B) with respect to employees with an annual base salary of less than $100,000, who responds to any public advertisements or any other form of general solicitation for employment that is not targeted specifically at any Transferred Employee or Consultant; or (C) who voluntarily terminated his or her employment with Acquiror or any Acquired Company more than nine (9) months prior to being hired and employed by Seller, Parent or any of their Affiliates.

(c) From and for a period of five (5) years following the Closing Date, without the prior written consent of Acquiror, Seller and Parent shall, and shall cause their Affiliates to (except with respect to any Excluded Asset or any Excluded Liability), keep confidential and not disclose, directly or indirectly, to any other Person or use for their own benefit or the benefit of any other Person any Confidential Information or Proprietary Information, other than in connection with enforcing or complying with the terms of this Agreement or any Transaction Document. If Parent or Seller are required by Law, stock exchange rule, governmental proceeding or court order to disclose any Confidential Information and Proprietary Information, Parent and Seller may disclose such Confidential Information and Proprietary Information without liability hereunder, provided, Parent or Seller gives reasonable notice to the Acquiror of any such proceeding or order prior to such disclosure, with the opportunity of the Acquiror to seek a protective order or to otherwise defend against such disclosure (at the Acquiror’s sole expense). In the event that such protective order or other remedy is not obtained, or that the Acquiror waives compliance with the provisions hereof, Parent and Seller agrees to furnish only that portion of the Confidential Information and Proprietary Information which its counsel advises is legally required to be disclosed, and to exercise commercially reasonable efforts to obtain assurance that confidential treatment will be afforded to the Confidential Information and Proprietary Information so disclosed.

(d) The covenants and undertakings contained in this Section 5.6 are necessary for the reasonable protection of the Acquiror and its Affiliates, are a material inducement for Acquiror to enter into this Agreement and relate to matters which are of a special, unique and extraordinary character and a violation or threatened violation of any of the terms of this Section 5.6 may cause irreparable injury to Acquiror and its Affiliates, the amount of which may be difficult to estimate or determine and which may not be adequately compensated. Accordingly, the remedy at law for any breach or threatened breach of this Section 5.6 may be inadequate. Therefore, Parent and Seller expressly acknowledge and agree that Acquiror will be entitled to seek an injunction, specific performance, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach or threatened breach of this Section 5.6 without the necessity of proving irreparable harm or posting a bond or other security. The rights and remedies provided by this Section 5.6 are cumulative and in addition to any other rights and remedies which Acquiror may have hereunder or at law or in equity.

(e) The parties, on behalf of themselves and each of their Affiliates, acknowledges and agrees that the time, scope and geographic area of the restrictions set forth in this Section 5.6 are reasonable and necessary to protect the other party’s interest. The parties agree that, if any court of competent jurisdiction in any jurisdiction in a final nonappealable judgment determines that a specified time period, geographic area, a specified business limitation or any other relevant feature of this Section 5.6 is unreasonable, arbitrary or against the public policy of such jurisdiction, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against the public policy of such jurisdiction may be enforced against the applicable party, and such judgment shall not affect the enforcement of such time period, geographic area, specified business limitation or any other relevant feature of this Section 5.6 against the applicable party in any other jurisdiction. In the event of a breach or violation of this Section 5.6, the Non-Compete Period and Non-Solicitation Period, as applicable, shall be automatically tolled with respect to the applicable covenant for the duration of such breach or violation.

5.7 Briquetting Facility . At the Closing, Parent and Seller shall cause CMC Processing to enter into the Processing Agreement with New Cometals USA. Until the Closing, Parent and Seller shall cause CMC Processing to (i) use commercially reasonable efforts to work towards timely completion of the Project Lafayette facility (subject to delays for reasons beyond the reasonable control of Parent, Seller and CMC Processing) and fund development of such facility, each in accordance with the Project Lafayette Budget, and (ii) cause CMC Processing to comply with all Contracts related to the development of the Project Lafayette facility. Without prejudice to Section 5.1, Parent and Seller shall cause CMC Processing not to enter into any material Contracts related to the development of the Project Lafayette facility (including the proposed Industrial Site Lease Agreement) without Acquiror’s consent. Until the Closing, Parent and Seller shall provide updates to Acquiror of any material developments with respect to the Project Lafayette facility.

5.8 Post-Closing Correspondence and Payments.

(a) From and after the Closing, Parent and Seller, on the one hand, and Acquiror, on the other hand, shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to (i) send a joint letter, in form mutually acceptable to the parties, notifying third parties having commercial relationships with the Business (including customers and suppliers) of the consummation of the transactions contemplated herein, including a brief description of the Sale and any necessary changes to contact, tax and bank account information, etc., (ii) forward to Parent and Seller, on the one hand, or the Acquired Companies, Traxys Russia and Traxys China, on the other hand, as applicable (at the address set forth in Section 11.2) copies of all written correspondence received by Parent, Seller or any of their respective Subsidiaries regarding the Business, any of the Transferred Assets and the Assumed Liabilities, on the one hand, or Acquiror, the Acquired Companies, Traxys Russia, Traxys China or any of their Subsidiaries regarding any business of Parent, Seller or its Subsidiaries other than the Business, any of the Excluded Assets and the Excluded Liabilities, on the other hand, and (iii) provide the contact information of Parent and Seller, on the one hand, or the Acquired

Companies, Traxys Russia and Traxys China, on the other hand, in each case as set forth in Section 11.2 to any Person who contacts Parent, Seller or any of their Subsidiaries with respect to the Business, any of the Transferred Assets or Assumed Liabilities, on the one hand, or Acquiror, the Acquired Companies, Traxys Russia, Traxys China or any of their Subsidiaries regarding any business of Parent, Seller or its Subsidiaries other than the Business, any of the Excluded Assets and the Excluded Liabilities, on the other hand.

(b) After the Closing Date, Parent and Seller, on the one hand, and Acquiror, on the other hand, shall (and shall cause their respective Subsidiaries to) hold in trust (subject to any valid and enforceable claw back rights of third parties who paid such funds to Parent, Seller or Acquiror, as applicable) for the other, as applicable, and promptly remit by wire transfer of immediately available funds, any payment that such party receives on the other party’s behalf or for the other party’s benefit regarding any of the Excluded Assets, Transferred Assets, Excluded Liabilities and Assumed Liabilities, to an account to be named by the party to receive such payment.

5.9 Cometals Names and Materials. Upon Closing, Acquiror and its Affiliates are granted by Parent and Seller a royalty-free, worldwide and irrevocable right and license to utilize the name “Cometals” and any derivative thereof and related trade names and trademarks presently used by the Parent and its Affiliates in relation to the Business (excluding the combination of “Cometals” with the names “Commercial Metals Company” or “CMC”) for a period of three (3) years following the Closing Date (the “License Term”), provided, however, that after the one (1) year anniversary of the Closing, the Acquiror and its Affiliates will only use the name “Cometals” in conjunction with the word “Traxys” as in the following example: “Traxys Cometals”. Such license and right shall be exclusive during the License Term with respect to the Business as conducted on the Closing Date and with respect to any other business substantially similar to the Business, provided that notwithstanding anything to the contrary in this Agreement, (x) Parent, Seller and their Subsidiaries shall not in any way be restricted in the use of the “Cometals” name with respect to operation of the “Cometals Steel” business or the “CMC Australia-Cometals” business and (y) any third party buyer of the “Cometals Steel” business shall not in any way be restricted in the exclusive use of the “Cometals” name with respect to the operation of the “Cometals Steel” business, in each case as the “Cometals Steel” business and “CMC Australia-Cometals” business is conducted and the “Cometals Steel” name and the “CMC Australia-Cometals” name are used as of the Closing Date, or any other business substantially similar to the “Cometals Steel” business or the “CMC Australia-Cometals” business. Parent, Seller and their Subsidiaries shall not use the “Cometals” name except as noted above. To the extent Parent and Seller do not have the authority in a given jurisdiction to grant the foregoing license, Parent and Seller shall cause their respective Affiliate to grant the license for said jurisdiction.

5.10 Collection of Receivables. Parent shall, upon request from Acquiror at any time after the date hereof, provide such information as Acquiror may reasonably request to permit Acquiror to obtain credit insurance on Receivables expected to be transferred at Closing. No later than five (5) Business Days prior to Closing, Parent shall provide to Acquiror a schedule disclosing all Receivables then credit-insured by Parent or its Affiliates by obligor and specifying the amount, aging, and credit limit applicable to such obligor. With respect to any Receivables included in the calculation of Receivables Value on the Closing Statement or Final Closing

Statement that are as of the Measurement Time (i) either (A) not Credit-Insurable or (B) more than forty-five

(45) days past due, and (ii) not indefeasibly and fully paid within ninety (90) days after the due date thereof, upon written request from Acquiror, Seller and Parent, jointly and severally, shall pay any remaining unpaid amount of such Receivable to an account designated by the Acquiror. Once Seller or Parent pays the applicable amount of such a Receivable under this section, (i) Acquiror will cause such Receivable (or portion thereof in the amount paid by Parent or Seller) to be transferred to Seller free and clear of any Lien and (ii) any such transfer will be “as is, where is”, without representation or warranty by the transferor, other than a representation that the transferor has not previously transferred or suffered to exist the imposition of any Lien on such Receivable; provided, that, in the event Acquiror received or is due credit insurance proceeds for any portion of the Receivable that was not paid by Seller or Parent, such transfer will be subject to the rights of Acquiror’s credit insurer. Seller and Parent acknowledge that Acquiror does not make, and it hereby disclaims, any representations or warranties with respect to the amounts that can be recovered with respect to any Receivables re-conveyed to Parent or Seller. Subject to the provisions of Section 9.4(d), nothing contained herein shall limit the Parent and Seller’s representations and warranties set forth in Section 3.4 and Section 3.10(a) and their indemnifications obligations as set forth in Article IX with respect to such representations and warranties. “Credit-Insurable” means, in respect of any Receivables owed by a particular obligor that are included in the calculation of Receivables Value in the Closing Statement or Final Closing Statement, that (i) such obligor is insured immediately prior to the Closing by Coface in favor of Parent or Seller or their Subsidiaries (provided that such Receivables will only be deemed Credit-Insurable up to the credit limit that is insured), or (ii) such obligor is not so insured but (A) the aggregate amount of Receivables owed by such obligor does not exceed $1,000,000 and (B) such obligor has a clean and demonstrated payment history with Parent for an amount equal to or greater than the amount of Receivables owed by such obligor (as determined by Acquiror’s credit insurer). In the event an obligor is Credit-Insurable but Receivables owed by such obligor exceed the credit limit referenced in the preceding sentence, only the portion of such Receivable below such credit limit will be deemed to be Credit-Insurable.

5.11 Additional Assumed Contracts. If, at any time after Closing, Parent or Seller becomes aware of any Contract that would have been included in the definition Assumed Contracts but for failing to meet the requirements of clause (b) of such definition, Parent and Seller shall notify Acquiror in writing and provide such information as Acquiror may reasonably request in respect of such Contract. If Acquiror so elects in its sole discretion, such Contract shall be deemed to be an Assumed Contract.

5.12 CMC Belgium Branch. Parent and Seller shall, and shall cause their respective Affiliates to, take any and all required action to wind down and dissolve the CMC Belgium Branch as soon as possible after Closing and shall provide notice thereof to Acquiror upon completion.

5.13 Position Reports. No later than the tenth (10th) day of each month following the date of this Agreement (beginning on July 10, 2017), Parent and Seller shall prepare in good faith and make available to Acquiror in the Data Room a Position Report as of the end of the prior month and an update of Exhibit E to reflect such Position Report. Not later than ten (10) days after the Closing Date, Acquiror shall, in consultation with Parent, prepare in good faith and deliver to Parent and Seller, in electronic form, a final Position Report (the “Final Position Report”) as of the Closing Date.

5.14 Lease Assignments. On the Closing Date, Parent will, subject to receipt of the relevant consent specified on Schedule 8.2(c)(iii), (i) assign the New Jersey Lease to New Cometals USA and (ii) to the extent that the Project Lafayette Lease is entered into prior to Closing, assign the Project Lafayette Lease to New Cometals Processing. The New Jersey Lease and the Project Lafayette Lease shall be deemed to be Assigned Contracts for purposes of this Agreement upon assignment.

5.15 Consignment Reports. From the date hereof until the Closing, Parent and Seller shall provide to Acquiror copies of all statements of quantity and type of Consignment Inventory received from counterparties under Contracts in the ordinary course of business.

ARTICLE VI

COVENANTS OF ACQUIROR

6.1 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply (i) promptly but in no event later than fifteen (15) Business Days after the date hereof with the notification and reporting requirements of the HSR Act; and (ii) as soon as reasonably practicable after the date hereof with the notification and reporting requirements of other Regulatory Consent Authorities as described on Schedule 3.5. Acquiror shall use commercially reasonable efforts to substantially comply with any Information or Document Requests.

(b) Acquiror shall exercise its reasonable best efforts to obtain termination or expiration of the waiting period under the HSR Act and obtain consent or clearance from the other Regulatory Consent Authorities as described on Schedule 3.5, provided, however, that in no event shall Acquiror or its Affiliates or Subsidiaries be required to contest, defend or take any other action with respect to any Action that is instituted or threatened challenging the Sale as violating any U.S. or foreign antitrust or competition Law or if any Governmental Order (whether temporary, preliminary or permanent) that is entered, enforced or attempted to be entered or enforced by any Governmental Authority that would make the Sale illegal or otherwise delay or prohibit the consummation of the Sale.

(c) Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order (permanent or preliminary) that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Sale, provided, however, that in no event shall Acquiror or its Affiliates or Subsidiaries be required to (i) proffer, negotiate or consent and/or agree to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate (through the establishment of a trust or otherwise), of particular assets, categories of assets, properties or lines of business of the Acquired Companies (following the Sale) or Acquiror, its Subsidiaries or its Affiliates or effect the disposition, licensing or holding separate of assets or lines of business, (ii) terminate, modify or assign existing relationships, Contracts or obligations of Acquiror or its Subsidiaries or Affiliates or those relating to any assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement, (iii) change or modify any course of conduct regarding future operations of Acquiror or its Subsidiaries or Affiliates or the assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement or (iv) otherwise take or commit to take any other action that would limit Acquiror or its Subsidiaries and Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, categories of assets, properties or lines of business to be acquired pursuant to this Agreement.

(d) Each party shall promptly furnish to the other parties hereto copies of any notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the transactions contemplated by this Agreement, and such receiving party shall permit counsel to the other parties hereto an opportunity to review in advance, and such receiving party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such receiving party and/or its Affiliates to any Governmental Authority or, in connection with any Action by any Governmental Authority, concerning the transactions contemplated by this Agreement. Each party agrees to provide the other parties hereto and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby, to the extent not expressly prohibited by the applicable Governmental Authority.

(e) Acquiror further agrees that prior to the Closing Date it will not enter into any other Contract to acquire any business engaged in the output, distribution or sale of, any specialty products used in metallurgy, oilfield services and construction, such as fluorspar, silicon carbide, proppants, and other specialty raw materials used in the metalworking industry, if any such proposed acquisition would reasonably be expected to result in any Regulatory Consent Authority prohibiting the transactions contemplated hereby.

6.2 Employment Matters.

(a) Seller, Parent and their Subsidiaries shall terminate employment of all employees listed on Schedule 6.2 immediately prior to the Closing, other than the employees identified in Schedule 6.2 who will be primarily responsible for supporting the services provided by CMC Processing under the Processing Agreement (the “Cayce Employees”). Seller and Parent shall cause CMC Processing to terminate the employment of the Cayce Employees upon the termination of the Processing Agreement (the “Lafayette Start Date”). Effective as of Closing or, with respect to the Cayce Employees, the Lafayette Start Date, Acquiror (or one of its Affiliates) shall offer employment (except as otherwise set forth below) to each of the employees of the Business listed on Schedule 6.2, conditioned upon (i) such employee having been terminated by Seller, Parent or their Subsidiaries pursuant to the foregoing sentence, (ii) such employee meeting Acquiror’s standard hiring criteria and (iii) with respect to the Cayce Employees, such individual’s agreement to relocate to Lafayette, Mississippi (any such employee who accepts an employment offer from Acquiror or one of its Affiliates and commences employment with Acquiror or one of its Affiliates following the Closing pursuant to this Agreement being referred to herein as a “Transferred Employee”). Acquiror (or such Affiliate) shall provide or cause to be provided to each Transferred Employee with (i) a salary or wage level and bonus opportunity substantially similar to the salary or wage level and bonus opportunity for which current employees of Acquiror who have similar job duties are eligible, and (ii) with benefits, perquisites and other terms and conditions of employment that are substantially similar in the aggregate to the benefits, perquisites and other terms and conditions for which current employees of Acquiror who have similar job duties are eligible. Seller and Parent shall cooperate with Acquiror to facilitate the making of employment offers to potential Transferred Employees if so requested by Acquiror. Notwithstanding the foregoing, any employment offer to a Transferred Employee shall be for “at will” employment and nothing contained herein shall be deemed to guarantee employment for any Transferred Employee for any period of time or preclude Acquiror’s ability to terminate the employment of any Transferred Employee for any reason subsequent to the Closing, except as may otherwise be stated in a written agreement of employment between Acquiror or its Affiliates with a Transferred Employee, if any. Acquiror expressly reserves for itself the right to evaluate the performance of all Transferred Employees and the staffing levels of the Business immediately following the Closing. For the avoidance of doubt, this Section 6.2 shall not create any rights or benefits for Parent’s, Seller’s or any of their Affiliates’ employees nor any Liabilities to the Acquiror or its Affiliates, it being acknowledged and agreed that no party shall be, nor be deemed to be, a third party beneficiary under this Section 6.2. Notwithstanding the foregoing, with respect to any employees of the CMC Belgium Branch, Acquiror’s employment offer may be conditioned on the relocation of such employee to work at Acquiror’s or its Affiliate’s location in Luxembourg and, if such employee is unwilling to accept such offer, Acquiror will offer to enter into a consulting arrangement (in lieu of employment) with such individual, upon terms mutually acceptable to Acquiror and such individual (any such individual that is so engaged by Acquiror to provide consulting services following the Closing shall be referred to herein as a “Consultant”). For avoidance of doubt, Parent and Seller shall be solely responsible for any applicable Change of Control Payments and offering COBRA continuation coverage under its group health Plans to the employees of Parent, Seller and their Subsidiaries (and their eligible dependents) whose employment was terminated prior to, on or after the Closing by Parent, Seller or their Subsidiaries, including Transferred Employees and Consultants.

(b) Effective as of the Closing, Acquiror will offer participation in welfare benefit plans (within the meaning of Section 3(1) of ERISA) providing medical, dental and vision coverage to Transferred Employees (and their eligible dependents) on terms and conditions similar to those provided to similarly situated employees of Acquiror, subject to the terms and limitation of the Plans and applicable Law.

(c) From and after Closing, Acquiror shall grant all Transferred Employees credit for all years of service with Seller and their predecessors prior to Closing for purposes of Acquiror’s benefit plans, subject to the terms and limitation of such benefit plans and applicable Law.

(d) If such amounts have not already been paid, Parent shall pay, or cause to be paid, within 30 days after Closing, amounts to certain individuals who are Transferred Employees or Consultants, as further set forth on Schedule 6.2(d).

(e) Parent and Seller shall be responsible for, and shall indemnify Acquiror against, all Liabilities (i) incurred under the WARN Act, or any similar Law, with respect to employees of the Business, to the extent such Liabilities result from actions taken by Parent, Seller or their Subsidiaries on or before the Closing and (ii) relating to employees of the Business and existing, accruing, or arising on or before the Closing Date. Acquiror shall be responsible for, and shall indemnify Parent and Seller against, all Liabilities (i) incurred under the WARN Act or any similar Law, with respect to Transferred Employees, to the extent such Liabilities result from actions taken by Acquiror after the Closing and (ii) relating to Transferred Employees and accruing, or arising after the Closing Date.

(f) From and after the Closing, the Transferred Employees who have entered into Retention Agreements shall be released from any and all obligations under such Retention Agreements to Parent, Seller or any Affiliate (other than the Acquired Companies), except with respect to fraud, intentional misconduct or bad faith and with respect to any conditions precedent related to payment of amounts under the Retention Agreements. Parent and Seller acknowledge and agree that all contractual rights of Parent, Seller and their Affiliates to enforce confidentiality obligations against any Transferred Employee or Consultant related to the Business or the Transferred Assets after Closing arising under any Contract or otherwise shall be included in the Transferred Assets.

(g) Parent shall pay, or cause to be paid, all amounts payable (i) with respect to employees who have entered into a Retention Agreement, pursuant to and in accordance with the terms of the Retention Agreements and (ii) with respect to Transferred Employees or Consultants of the Business other than those who have entered into a Retention Agreement, within 30 days after the end of the month in which the Closing occurs, (A) if such amounts have not already been paid, the pro rated amount of bonuses in respect of fiscal year 2017 to which such employees are entitled under the applicable Plans of Parent and (B) if the Closing occurs after August 31, 2017, an amount equal to Parent’s good faith estimate of pro rated (based on the month in which the Closing occurs) bonuses in respect of fiscal year 2018 to which such Transferred Employees or Consultants of the Business are entitled under the applicable Plans of Parent, determined consistent with past practices. Schedule 6.2(g) sets forth Parent’s good faith estimate of the bonuses referred to in Section 6.2(g)(ii)(A) if the Closing were to occur on June 30, 2017 as determined consistent with Parent’s past practices and Plans. With respect to the individual allocation of bonus amounts (whether before or after the Closing), Parent shall consult with the President of the Business, and the President shall review such bonus amounts and recommend amounts to Parent, in each case consistent with past practices of the Business. For purposes of this Section 6.2(g), Parent hereby waives any requirement that to be entitled to a bonus a Transferred Employee or Consultant must be employed on the last date of a fiscal year or on the date such bonus is to be paid. For the avoidance of doubt, pro rated bonus amounts shall be calculated as the estimated bonus amounts for the full fiscal year multiplied by a fraction, the numerator of which is the number of months which have elapsed since the beginning of the fiscal year through and including the month in which the Closing occurs and the denominator of which is 12.

(h) Parent shall pay, or cause to be paid, within 30 days after Closing, amounts to certain individuals who are Transferred Employees or Consultants, as further set forth on Schedule 6.2(h).

6.3 Entity Names. Promptly following the Closing, Acquiror shall amend the constitutional documents of New Cometals Europe, New Cometals USA and New Cometals Processing to change the legal name of such legal entities to “Traxys Cometals Europe Sarl”, “Traxys Cometals USA, LLC” and “Traxys Cometals Processing Inc.”, respectively. At the time of such initial amendments, Acquiror may, and upon the end of the License Term under Section 5.9, Acquiror will, change the legal name of such legal entities to a name that does not include “Cometals”.

6.4 Nui Phao Mining Company Advances. In the event that Seller or Parent wish to enter into the proposed prepayment transaction with Nui Phao Mining Company Limited (the “Nui Phao Prepayment Transaction”) prior to the Closing, Parent and Seller shall notify Acquiror and shall provide Acquiror with a draft copy of the transaction documentation (including the commercial prepayment agreement, guaranty and insurance documentation) (together, the “Prepayment Agreement”) for Acquiror’s review and approval, which shall not be unreasonably withheld or delayed, upon which Parent or Seller may enter into the Prepayment Agreement. If the Prepayment Agreement shall be executed prior to the Closing, then the following terms shall apply:

(a) the Prepayment Agreement shall be deemed an Assumed Contract and shall be transferred to New Cometals Europe pursuant to the Contribution Agreement, subject to the terms of this Section;

(b) until the Closing, Parent and Seller will, and will cause their Affiliates to, comply with all obligations of the Prepayment Agreement, if any, arising prior to the Effective Time, including funding such amount of the prepayment as and when required by the Prepayment Agreement;

(c) if the full amount of the prepayment shall not have been funded by Parent or Seller prior to the Closing, then Parent or Seller shall be obligated to fund such amount as and when required by the Prepayment Agreement following the Closing; provided, that Acquiror shall use commercially reasonable efforts to (i) refinance after Closing any amount funded by Parent or Seller on or prior to Closing and (ii) finance after Closing any amount of the prepayment to be funded after Closing;

(d) no Receivable or Advance (as defined in the Agreed Principles) in connection with the Nui Phao Prepayment Transaction shall be included in the Receivables Value for purposes of determining the Net Asset Consideration;

(e) following the Closing, Acquiror will cause the applicable Acquired Company to (i) perform its obligations under the Prepayment Agreement, including the receipt of all material to be delivered thereunder, and (ii) market and sell such material to customers, and (iii) apply the proceeds of such sales to the repayment to Parent or Seller of the prepayment amount advanced by Parent or Seller in accordance with the schedule set forth in the Prepayment Agreement; and

(f) unless caused by a breach or default by Parent, Seller or one of their Affiliates, if Nui Phao fails to deliver material as required under the Prepayment Agreement, Acquiror will nevertheless cause the applicable Acquired Company to repay the prepayment amount advanced by Parent or Seller to Parent or Seller in accordance with the schedule set forth in the Prepayment Agreement.

ARTICLE VII

JOINT COVENANTS

7.1 Support of Transaction.

(a) Without limiting any covenant contained in Article V or Article VI, including the obligations of Acquiror, Parent and Seller with respect to the notifications, filings, reaffirmations and applications set forth on Schedule 3.5 as described in Section 5.3 and Section 6.1, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.1, Acquiror, on the one hand, and Seller and Parent, on the other hand, shall each, and shall each cause their respective Subsidiaries to: (i) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that Acquiror, Seller, Parent or their respective Affiliates are required to obtain in order to consummate the Sale and to perform their obligations under the Transaction Documents and the Permits set forth on Schedule 8.2(c)(vii), and (iii) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and, in any event, prior to the Termination Date. Notwithstanding the foregoing, except to the extent reimbursable pursuant to the TSA, in no event shall Acquiror, Parent, Seller or any of their respective Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Parent, Seller or any of their respective Subsidiaries is a party in connection with the consummation of the Sale and the transactions contemplated by the Transaction Documents.

(b) Without limiting the obligations under Section 7.1(a), Parent and Seller will provide written notice of the pending transactions contemplated hereby to each counterparty to (i) a Contract set forth on Schedule 3.3 or Schedule 8.2(c)(iii) and request such counterparty’s written consent to the transactions contemplated hereby and in the other Transaction Documents promptly following the date hereof and (ii) unless the parties otherwise agree, to each other Contract that is expected to be an Assumed Contract promptly (to the extent reasonably practicable) following the date hereof. All such notices shall be in form and substance reasonably satisfactory to Acquiror. Parent and Seller shall promptly advise Acquiror of all material communications (and provide copies of any written communications) received from any such counterparties in respect of such requests or any counterparty in respect of any Contract that is expected to be an Assumed Contract and is related to the transactions contemplated hereby or in the other Transaction Documents, and shall promptly provide Acquiror with copies of any written responses thereto. Parent and Seller shall consult with Acquiror with respect to any such communications and shall afford Acquiror a reasonable opportunity to participate in any meeting (in person or telephonic) between Parent, Seller or any of their Affiliates, on one hand, and such counterparty, on the other hand, to address any concerns raised by such communications.

(c) If and to the extent that the valid, complete and perfected transfer or assignment of any Contract included in the Chinese Cometals Assets or Russian Cometals Assets (and the assumption of the related Chinese Cometals Assumed Liability or Russian Cometals Assumed Liability), whether before or after giving effect to the consummation of the transactions contemplated by this Agreement or the Contribution Agreement, would be a violation of applicable Law, or require any Approvals or Notifications that have not been obtained or made by the Effective Time or are required to be obtained or made by this Agreement but that have not been obtained or made by the Closing, then the terms of Section 2.5 of the Contribution Agreement shall apply mutatis mutandis to such transfer or assignment as set forth therein, with CMC China and CMC Russia Rep Office as the assignors and Traxys China and Traxys Russia as the assignees, as applicable.

7.2 Tax Matters.

(a) Seller and Parent shall prepare and timely file all Tax Returns of the Acquired Companies for the taxable periods of the Acquired Companies ending on or prior to the Closing Date (the “Seller Tax Returns”). The Acquiror shall prepare and file, or cause to be prepared and timely filed, consistent with past practices (except where otherwise required by applicable Law), all Tax Returns for the Straddle Period of the Acquired Companies. Seller and Parent shall promptly pay its Tax liability for any Straddle Period as determined under Section 7.2(a) within ten (10) days of notice of such liability. All Seller Tax Returns referred to in this Section 7.2(a) shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law, and Parent and Seller shall timely pay any and all Taxes due with respect to such Seller Tax Returns.

(b) Acquiror, Seller and Parent shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Straddle Period Tax Returns and any Action by or before any Governmental Authority regarding Taxes of, or with respect to, the Acquired Companies or their Subsidiaries. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Action and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Acquiror shall promptly notify Seller and Parent in writing of the commencement of any examination, proceeding, or audit of any Tax Return of the Acquired Companies for any Pre-Closing Tax Period and any other proposed change or adjustment, claim, dispute, arbitration or litigation that would reasonably be expected to give rise to a claim for indemnification in respect of Taxes under this Agreement (a “Tax Claim”). Such notice shall describe the asserted Tax Claim in reasonable detail and shall include copies of any notices and other documents received from any Taxing Authority in respect of any such asserted Tax Claim. Parent and Seller shall control the defense and settlement of any Tax Claim that solely relates to a Pre-Closing Tax Period; provided, however, that Acquiror will have the opportunity to participate in such Tax Claim at its expense, and, and provided, further, that Parent and Seller shall not settle any such Tax Claim without Acquiror’s consent, which shall not be unreasonably withheld, conditioned or delayed. Acquiror shall control any other Tax Claim, provided that Parent and Seller will have the opportunity to participate in a Straddle Period Tax Claim that would affect Parent and Seller’s obligation with respect to Indemnified Taxes at their sole expense, provided further, that Acquiror shall not settle any such Straddle Period Tax Claim that would affect Parent and Seller’s obligation with respect to Indemnified Taxes without Parent’s consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) Except as otherwise required by Law, Acquiror shall not, and shall cause the Acquired Companies not (i) to take any action on the Closing Date other than in the ordinary course of business or other than any action permitted or contemplated hereunder, (ii) amend any Tax Return of the Acquired Companies or make, change or revoke any Tax election, grant an extension of any applicable statute of limitations or take any action, fail to take any action, or enter into any transaction that would materially increase any Pre-Closing Tax Liability, or (iii) file IRS Form 8832 to elect to treat any of the Acquired Companies as an association taxable as a corporation effective prior to the date after the Closing Date.

(e) For purposes of this Agreement, in the case of any Taxes (other than Transfer Taxes payable as a result of the Sale or the consummation of the transactions contemplated hereby, including any transaction made pursuant to, or in connection with, the Contribution Agreement, which are covered under Section 11.5) that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), the portion of any Taxes that are payable for such Straddle Period and relate to the portion of such Straddle Period ending on the Closing Date shall (i) in the case of ad valorem or property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any other Tax, such as income, sales or use Tax, be deemed equal to the amount which would be payable computed on closing of the books basis as if the relevant Tax period ended as of the close of business on the Closing Date.

(f) Any Tax refund and credit (including any interest paid or credited with respect thereto) of the Acquired Companies relating any Pre-Closing Tax Period that is received (or, in the case of a Tax credit or similar benefit, claimed on a Tax Return) by the Acquiror or any Acquired Company (a “Pre-Closing Tax Refund”) shall be the property of Seller if realized or received prior to December 31, 2020. Acquiror shall within ten (10) days after the receipt of any such Pre-Closing Tax Refund (or, in the event the Pre-Closing Tax Refund is in the form of a Tax credit, within ten (10) days after the due date for filing the Tax Return claiming the Tax credit), pay to Seller or Parent, as applicable, the amount of such Pre-Closing Tax Refund. The parties agree that Pre-Closing Tax Refunds for the portion of a Straddle Period that ends on the Closing Date shall be determined using the methodologies set forth in Section 7.2(e). Acquiror and its Affiliates shall, if Parent so requests and at Parent’s sole expense, cause the Acquired Companies to file for any Pre-Closing Tax Refund and claim any refunds with respect thereto, in each case in accordance with past tax accounting practice, provided that Acquiror shall not be required to amend any previously filed Tax Return. Acquiror shall, upon request, permit Parent or Seller to participate in the prosecution of any such Pre-Closing Tax Refund claim.

(g) Parent and Seller shall (i) cause New Cometals USA and New Cometals Europe to each register for VAT purposes prior to the transfer contemplated in the Contribution Agreement within each jurisdiction in which it owns Inventory subject to a VAT, (ii) prepare or cause to be prepared (in accordance with the law of the state or states in which property is located) the necessary sales tax documentation to document the exempt status of the transfer of Inventory to New Cometals USA, and (iii) cause the Contribution Agreement to reflect the intention that transfer of Inventory to New Cometals USA and New Cometals Europe should be exempt from sales tax. Prior to the Closing, Parent shall cause New Cometals USA to obtain Canadian GST and Quebec sales tax licenses and pay the applicable VAT in Canada. At the time of the transfers contemplated by the Contribution Agreement, Seller shall cause New Cometals Europe to store all of its Inventory situated in Europe solely in VAT-free bonded warehouses and not to own any Inventory situated in Vietnam, Russia or within the jurisdictional boundary of any other country. Parent, Seller, New Cometals USA and New Cometals Europe shall cause (i) CMC China to transfer all of the Chinese Cometals Assets to Traxys China at the Closing, (ii) the CMC Russia Rep Office to transfer all of the Russian Cometals Assets to Traxys Russia at the Closing, (iii) CMC China to register as a VAT general tax payer prior to the Closing, (iv) CMC China to provide the proper VAT invoices (Fapiao) to Traxys China prior to, or at, the Closing, (v) CMC China to indicate to Acquiror the applicable VAT threshold of CMC China, and (vi) shall take any other action necessary to minimize Transfer Taxes.

7.3 Changes in Circumstances. From the date of this Agreement until the Closing, Seller or Parent shall update, supplement or otherwise amend their Schedules monthly from the execution of this Agreement on (i) the twentieth (20th) day of each month for the preceding month starting July 20, 2017, and (ii) five (5) Business Days prior to the Closing Date (each, a “Schedule Supplement”) for any matter required to be updated by this Agreement or discovered or made known to Parent and Seller after the date hereof that would make a representation, warranty or information contained in a Schedule incomplete or no longer true and correct, and each such Schedule Supplement shall, subject to the acceptance of the Acquiror as set forth below, be deemed to be incorporated into and to supplement and amend the Schedule as of the date of this Agreement and the Closing Date. Seller and Parent shall, and shall cause its Subsidiaries to, promptly provide any additional information reasonably requested by Acquiror in connection with matters disclosed in a Schedule Supplement. Each Schedule Supplement shall be coordinated in good faith between Acquiror, on the one hand, and Parent and Seller, on the other hand, so as to achieve mutual agreement regarding each such amendment. If the matter which is the subject of the Schedule Supplement constitutes or relates to a breach of a representation or warranty that could reasonably provide Acquiror with a right to terminate this Agreement pursuant to Section 10.1(b), then (i) Acquiror, in its sole discretion, may, within five (5) Business Days after its receipt of such Schedule Supplement and the additional information (if any) requested by Acquiror, elect to terminate this Agreement pursuant to Section 10.1(b) and, (ii) if Acquiror does not elect to terminate within such five (5) Business Day period, such Schedule Supplement shall be deemed accepted, and Acquiror shall be deemed to have irrevocably waived any right to terminate this Agreement on account of such breach of a representation or warranty and for indemnification under Article IX for any inaccuracy in or breach of any representation or warranty that is expressly updated by the Schedule Supplement. Notwithstanding the foregoing, under no circumstance shall Acquiror waive any right or remedy, including the right to terminate this Agreement pursuant to Section 10.1(b), due to a breach of this Section 7.3 by Parent or Seller. For the avoidance of doubt, except as specifically set forth above, the acceptance of a Schedule Supplement shall not affect Acquiror’s other rights under this Agreement related to matters disclosed in a Schedule Supplement, including in respect of any breach of a covenant or the failure of the condition set forth in Section 8.2(d). In addition to the foregoing, Parent and Seller shall update the Schedules for Chinese Cometals Assets and Russian Cometals Assets not later than two (2) Business Days prior to Closing to reflect changes since the date of this Agreement in (i) Contracts (with respect to the Russian Cometals Assets and Chinese Cometals Assets) and (ii) Inventory and Receivables (with respect to the Chinese Cometals Assets only). Parent and Seller may update Schedule 1.1(b), subject to approval of Acquiror in its sole discretion.

7.4 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror, on the one hand, and Parent and Seller, on the other hand, which approval shall not be unreasonably withheld by any party. In addition, any generally disseminated, formal written communications expected to be made by Parent, Seller or their Affiliates to the employees, customers or suppliers of the Business announcing the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior approval of Acquiror, which shall not be unreasonably withheld. Parent shall send the proposed written communication to Acquiror for approval at least one full Business Day before the anticipated release of such communication, and if Acquiror does not respond by the end of such full Business Day, Parent shall be free to disseminate such written communication without Acquiror’s approval.

7.5 Control of Litigation. Parent and Seller shall retain and continue to oversee and manage (i) the Actions set forth (or required to be set forth) in Schedule 3.7, (ii) any further Actions arising following the date of this Agreement until the Closing Date that would be required to be set forth on Schedule 3.7 if the representations and warranties in Section 3.7 were made as of the Closing Date, and (iii) subject to Acquiror’s right to assume the defense of any Third Party Claim as set forth in Section 9.7, any Actions arising after the Closing Date to the extent arising from or relating to Parent’s, Seller’s and their Subsidiaries’ operation or ownership of the Business or the Assets on or prior to the Closing Date, provided that all Damages arising from all such Actions shall constitute Excluded Liabilities for all purposes. Notwithstanding anything to the contrary in Section 5.6(c), from and after the Closing Date, Acquiror and Parent shall use and shall cause their respective Subsidiaries to use commercially reasonable efforts to make available to each other, upon either party’s written request, (i) appropriate members of management and other employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting party may from time to time be involved relating to the conduct of the Business and (ii) information related to the Business as may reasonably be required in connection with any Actions in which the requesting party may from time to time be involved relating to the conduct of the Business. Acquiror and Parent agree to reimburse each other for reasonable out-of-pocket expenses incurred by the other in connection with providing individuals and witnesses pursuant to this Section 7.5. Following the Closing, Parent and Seller, shall and shall cause each of their respective Affiliates to, notify and consult with Acquiror prior to initiating or responding to any newly initiated Action in respect of any Excluded Liability or Excluded Asset that, in either case, relates to the Business. Notwithstanding the foregoing, the provisions of this Section 7.5 shall not apply to Actions brought between Seller or Parent, on the one hand, and the Acquiror, on the other hand.

7.6 Warehouse Agreements. Parent and Seller will use commercially reasonable efforts, and Acquiror shall cooperate with Parent and Seller, prior to the Closing Date, to cause the relevant Acquired Company to enter into a warehouse or storage agreement with each warehouse or storage facility listed on Schedule 3.9(a)(xvi), or other arrangement as specified in such Schedule, in order to facilitate the transfer of Inventory to the Acquired Companies pursuant to the Contribution Agreement.

7.7 Powers of Attorney. Parent and Seller shall cooperate with Acquiror, and Acquiror shall cooperate with Parent and Seller, to modify or terminate at the Closing any powers of attorney previously granted by the Acquired Companies or the Business to any Persons, including the powers of attorney set forth on Schedule 3.9(a)(xii), except to the extent any powers of attorney granted by the Acquired Companies or the Business to any Person was entered into after the date of this Agreement in cooperation with Acquiror to effect the transactions contemplated by this Agreement or any other Transaction Document.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS

8.1 Mutual Conditions to Obligations. The respective obligations of each party hereto to consummate, or cause to be consummated, the Sale and the transactions contemplated by the Transaction Documents are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) All necessary permits, approvals, clearances, and consents of or filings with any Regulatory Consent Authorities required to be procured or made by Acquiror, Parent and Seller in connection with the Sale and the transactions contemplated by the Transaction Documents, in each case, as described on Schedule 3.5 and Schedule 4.5, shall have been procured or made, as applicable.

(b) There shall not be in force or effect any Governmental Order or Law, statute, rule or regulation with jurisdiction over any of the parties enjoining or prohibiting the consummation of the Sale.

8.2 Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Sale are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Parent and Seller contained in this Agreement (without giving effect to any “Material Adverse Effect” or similar materiality qualification therein), other than the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 3.17(a), shall be true and correct as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, any inaccuracy or omission that would not, individually or in the aggregate, have or be reasonably expected to have, a Material Adverse Effect.

(ii) Each of the representations and warranties of Parent and Seller contained in Section 3.1, Section 3.2, Section 3.3 and Section 3.4 shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii) The representation and warranty of Parent and Seller contained in Section 3.17(a) shall be true and correct at and as of the Closing Date, as if made anew at and as of that time.

(b) Each of the covenants of Parent and Seller to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Parent and Seller shall have delivered to Acquiror:

(i) a certificate signed by an officer of Parent and an officer of Seller, dated the Closing Date, certifying that, to the knowledge of such officer, in his or her corporate capacity only and not individually, the conditions specified in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(ii) a copy of Transaction Documents, duly executed by Seller, Parent and/or their Subsidiaries, as the case may be;

(iii) all consents, approvals and authorizations from third parties listed on Schedule 8.2(c)(iii);

(iv) the executed resignations and releases (in favor of Acquiror and the Acquired Companies) of the directors (or the equivalent) and officers of the Acquired Companies;

(v) the minute books of the Acquired Companies;

(vi) an affidavit of non-foreign status from Parent and CMC Processing that complies with Section 1445 of the Code;

(vii) evidence that the Permits set forth on Schedule 8.2(c)(vii) have been obtained from the requisite Governmental Authority;

(viii) evidence that the Contribution Agreement shall have been duly executed by all the parties thereto, and that all of the transactions contemplated in the Contribution Agreement that are required to take effect prior to the Closing have been consummated;

(ix) copies of all instruments and documents necessary (A) to release any and all Liens on the Transferred Assets other than Permitted Liens, including appropriate UCC financing statement amendments (termination statements) and (B) for Parent, Seller or any of their Affiliates to repurchase, re-acquire or otherwise regain title to prior to the Effective Time all of the Receivables of the Business subject to the receivables financing facility agreements set forth as items two and three on Schedule 1.1(f);

(x) evidence reasonably satisfactory to Acquiror that Parent and Seller can perform their obligations under the TSA without such performance causing a breach of the terms of the agreements set forth on Schedule 8.2(c)(x), such evidence to include a consent, license or other arrangement from the parties listed on Schedule 8.2(c)(x) reasonably satisfactory to Acquiror.

(d) There shall have occurred no Event with respect to the Business since the date of this Agreement that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect.

(e) Parent and Seller shall have caused CMC China and the CMC Russia Rep Office to sell, transfer and assign the Chinese Cometals Assets to Traxys China and the Russian Cometals Assets to Traxys Russia, respectively, pursuant to transfer instruments reasonably acceptable to Acquiror and its legal counsel, and shall provide fully executed documents evidencing same.

8.3 Conditions to the Obligations of Parent and Seller. The obligations of Parent and Seller to consummate, or cause to be consummated, the Sale is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent and Seller:

(a) Each of the representations and warranties of Acquiror contained in this Agreement (without giving effect to any materiality qualification therein), other than the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.3, shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, any inaccuracy or omission that would not reasonably be expected to materially adversely affect the ability of Acquiror to consummate the transactions contemplated by this Agreement in accordance with this Agreement.

(b) Each of the representations and warranties of Acquiror contained in Section 4.1, Section 4.2 and Section 4.3 shall be true and correct in all respects as of the Closing Date, as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(c) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects.

(d) Acquiror shall have delivered to Parent and Seller:

(i) The Closing Date Consideration by wire transfer of immediately available funds to an account designated by Parent and Seller;

(ii) a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge of such officer, in his or her corporate capacity only and not individually, the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled; and

(iii) a copy of all Transaction Documents, duly executed by the Acquiror or its Affiliates, as applicable.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival. All of the representations and warranties of Parent, Seller and Acquiror contained in this Agreement (and in any Schedule or certificate executed in connection herewith or delivered pursuant hereto) shall survive the Closing until, and shall terminate on: (a) with respect to Section 3.1 (Organization of Seller and Parent), Section 3.2 (Due Authorization), Section 3.3 (No Conflict), Section 3.4 (Acquired Interests) and Section 3.14 (Brokers’ Fees) (collectively, the “Fundamental Representations”), Section 4.1 (Corporate Organization), Section 4.2 (Due Authorization) and Section 4.3 (No Conflict), indefinitely after the Closing Date, (b) with respect to Section 3.13 (Taxes), the date that is thirty (30) days following the expiration of the applicable statute of limitations, and (c) with respect to all other representations and warranties of Parent, Seller and Acquiror contained in this Agreement, the eighteen (18) month anniversary of the Closing. All covenants and agreements of Parent, Seller and Acquiror contained in this Agreement shall survive the Closing until the expiration of the applicable statute of limitations or, if expressly stated otherwise, in accordance with their respective terms. Any obligation to indemnify and hold harmless under this Article IX shall not expire with respect to any item as to which the Indemnified Party shall have made, before the expiration of the applicable period, a bona fide claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 9.7 or Section 9.8 to the Indemnifying Party (as defined below). Any claim for indemnity under Section 9.3(c) may be made at any time prior to sixty (60) days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all periods of extension, whether automatic or permissive). Any claim for indemnity pursuant to Sections 9.3(d)-(e) and Sections 9.5 (c)-(d) may be made at any time following the Closing.

9.2 Special Definitions. Any Person providing indemnification pursuant to the provisions of this Article IX is hereinafter referred to as an “Indemnifying Party” and any Person entitled to be indemnified pursuant to the provisions of this Article IX is hereinafter referred to as an “Indemnified Party.”

9.3 Indemnification by Seller and Parent. Subject to the limitations and on the terms set forth in this Article IX, each of Seller and Parent shall, jointly and severally, defend, indemnify and hold harmless Acquiror and its Affiliates (including the Acquired Companies following the Closing) and their respective officers, directors and representatives (the “Acquiror Indemnified Parties”) against and in respect of any and all Actions, judgments, debts, costs, expenses (including, but not limited to, reasonable attorneys’ and other advisors’ fees), Liabilities and damages (collectively, “Damages”) to the extent arising out of or resulting from (a) any inaccuracy in any representation or the breach of any warranty made by Parent or Seller in this Agreement or in any certificate or Schedule required to be delivered pursuant hereto, (b) the breach by Parent or Seller of any covenant or agreement to be performed by it hereunder, (c) Indemnified Taxes, (d) any Indebtedness of the Acquired Companies existing immediately prior to the Closing, (e) any Excluded Liabilities, and/or (f) any claims on title or Liens arising in respect of Consignment Inventory (as defined in the Agreed Principles) on the premises of Westinghouse Electric Company or its Affiliates that would have been avoided had Parent or Seller filed a financing statement in respect of such Consignment Inventory prior to delivery thereof to such premises.

9.4 Limitations. Notwithstanding anything in this Agreement to the contrary:

(a) Seller and Parent shall not be required to indemnify any Acquiror Indemnified Party pursuant to, and shall not have any liability under Section 9.3(a) of this Agreement, until the aggregate amount of all Damages for which Seller and Parent would, but for this Section 9.4(a), be liable under this Agreement exceeds on a cumulative basis an amount equal to $500,000 (the “Deductible”); provided that, (i) if and to the extent such Damages exceed the Deductible, Seller and Parent shall become liable for only such Damages that exceed the Deductible, (ii) the Deductible shall not apply to actual fraud or any inaccuracy in or breach of any Fundamental Representation or any representation or warranty set forth in Sections 3.10(a) and 3.10(b), and (iii) the Deductible set forth in clause (b) below shall not apply to any inaccuracy in or breach of any representation or warranty set forth in Section 3.4 or Section 3.9 to the extent such breach results in Inventory that was classified and paid for as Contract Inventory pursuant to the Agreed Principles no longer meeting the criteria to qualify as Contract Inventory pursuant to the Agreed Principles.

(b) The maximum aggregate amount of Damages that may be recovered from Seller and Parent on an aggregate basis by the Acquiror Indemnified Parties pursuant to Section 9.3(a) of this Agreement shall be equal to fifteen million dollars ($15,000,000) (the “General Cap”); provided, however, that (i) the General Cap shall not apply to any Damages that result from any inaccuracy in or breach of any Fundamental Representation, which shall not be subject to any cap and (ii) upon the nine (9) month anniversary of the Closing Date, the General Cap shall be reduced to the amount of the Premium Amount plus the amount of any pending claims for indemnification asserted prior to such anniversary (the “Step-Down Pending Claims Amount”). The Step-Down Pending Claims Amount shall initially be equal to the full face amount of such pending claims, but shall be reduced from time to time, as such pending claims are resolved in accordance with the procedures in this Agreement, in an amount equal to the excess of the full face amount of any pending claim over the amount of the claim after such resolution; provided, that, the Step-Down Pending Claims Amount shall be no less than zero. Subject to the terms of Section 9.4(b), the maximum aggregate amount of Damages that may be recovered from Seller and Parent on an aggregate basis by the Acquiror Indemnified Parties pursuant to this Agreement (including Damages resulting from the breach of any of the Fundamental Representations, but excluding any Damages relating to or arising from Indemnified Taxes) shall be an amount equal to the Final Consideration.

(c) Notwithstanding anything to the contrary set forth in this Article IX, nothing herein shall limit the liability of Seller or Parent (i) for actual fraud on the part of Seller or Parent or their respective Affiliates and (ii) with respect to Excluded Liabilities. For avoidance of doubt, any (i) limitations of liability applicable to breaches of representations and warranties expressly set forth in this Article IX shall in no way limit Parent and Seller’s liability or indemnification obligations with respect to Excluded Liabilities and (ii) disclosure of any information pursuant to the Schedules or Acquiror’s or its Affiliates’ knowledge of any information prior to the date hereof or at Closing shall in no way limit Parent and Seller’s liability or indemnification obligations with respect to Excluded Liabilities under this Agreement or the Contribution Agreement.

(d) No Acquiror Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Acquiror Indemnified Party (or other Acquiror Indemnified Parties) has already recovered such amount with respect to the same matter pursuant to that or other provisions of this Agreement.

(e) Solely for purposes of determining the amount of Damages resulting from a breach or inaccuracy of a representation or warranty contained in this Agreement (but not whether there has been a breach or inaccuracy of a representation or warranty contained in this Agreement) all qualifications as to “materiality”, and “Material Adverse Effect” or words of similar import shall be disregarded and without effect (as if such standard or qualification were deleted from such representation or warranty).

(f) Parent and Seller acknowledge and agree that, (i) none of the Carlyle Parties shall have any liability under this Agreement and the Transaction Documents, and (ii) they shall not file any Actions against the Carlyle Parties under any circumstances under this Agreement or the Transaction Documents.

9.5 Indemnification by Acquiror.

(a) Acquiror shall defend, indemnify and hold harmless each of Seller and Parent and their respective Affiliates, officers, directors and representatives (the “Seller Indemnified Parties”) against any Damages to the extent arising from or resulting from (a) any inaccuracy in any representation or the breach of any warranty made by Acquiror in this Agreement or in any certificate or Schedule required to be delivered pursuant hereto, (b) the breach by Acquiror of any covenant or agreement to be performed by it hereunder, (c) the operations and any liabilities of the Business, any Acquired Company or any Subsidiary of any

Acquired Company after the Closing (other than any Damages resulting from any matter for which Seller or Parent is required to indemnify the Acquiror Indemnified Parties pursuant to Section 9.3), including any Assumed Liabilities and/or (d) any amounts payable or incurred by Parent or Seller or any of their Subsidiaries (1) upon any drawing of a Letter of Credit in respect of an Assumed Liability and (2) ordinary course fees in connection with maintaining such Letters of Credit until their current expiration date.

(b) No Seller Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement (including the Agreed Principles) to the extent such Seller Indemnified Party (or other Seller Indemnified Parties) has already recovered such amount with respect to the same matter pursuant to that or other provisions of this Agreement (including the Agreed Principles).

(c) Subject to the terms of Section 9.5(d) below, the maximum aggregate amount of Damages that may be recovered from Acquiror on an aggregate basis by the Seller Indemnified Parties pursuant to this Agreement shall be an amount equal to the Final Consideration.

(d) Notwithstanding anything to the contrary set forth in this Article IX, nothing herein shall limit the liability of Acquiror (i) for actual fraud on the part of Acquiror or its Affiliates and (ii) with respect to Assumed Liabilities. For avoidance of doubt, any limitations of liability applicable to breaches of representations and warranties expressly set forth in this Article IX shall in no way limit Acquiror’s liability or indemnification obligations with respect to Assumed Liabilities.

9.6 Exclusive Remedy . Except for actual fraud or as provided in Section 11.13, each party acknowledges and agrees that following the Closing its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, but without limiting the rights of indemnification expressly provided for under this Article IX, each Indemnified Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law and except as provided in Section 11.13, any and all rights, claims and causes of action (including any right, whether arising at Law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including the remedy of rescission and remedies that may arise under common law or Environmental Laws) it may have against any Indemnifying Party whether arising under or based upon any Law or otherwise.

9.7 Procedures for Third Party Claims.

(a) To be entitled under this Agreement to indemnification in respect of a claim or demand by another Person, (“Third Party Claim”), an Indemnified Party must deliver to the Indemnifying Party, promptly, but in any event within five (5) Business Days of becoming aware of any facts or circumstances that would reasonably be expected to give rise to a claim for indemnification hereunder, written notice thereof, specifying, to the extent then known by the Indemnified Party, the amount of such claim, the nature and basis of such claim and all relevant facts and circumstances relating thereto, in each case in reasonable detail, including copies of all notices and documents (including court papers) received by or otherwise in the possession of the Indemnified Party or any of its Affiliates or representatives relating to the Third Party Claim; provided, however, that the failure to give such notice shall not affect the right to indemnification under this Article IX except to the extent of actual material prejudice to the Indemnifying Party. Thereafter, the Indemnified Party shall keep the Indemnifying Party informed on a current basis as to any changes or developments with respect to the foregoing, including providing copies of all notices and documents (including court papers) from time to time received by the Indemnified Party or any of its Affiliates or representatives relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it elects, to assume the defense thereof with counsel selected by the Indemnifying Party. Should an Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. If the Indemnifying Party elects to assume the defense of a Third Party Claim, each party shall cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information (including those of the Acquired Companies, if applicable) which are reasonably relevant to such Third Party Claim, and making employees (including those of the Acquired Companies, if applicable) available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. No compromise or settlement of any Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s consent, which shall not be unreasonably withheld, conditioned or delayed, unless (i) there is no finding or admission of any violation of Law and (ii) each Indemnified Party that is party to such Third Party Claim is released from liability with respect to such claim. The Indemnifying Party shall have no indemnification obligations with respect to any Third Party Claim which is settled by the Indemnified Party without the prior written consent of the Indemnifying Party.

9.8 Procedures for Inter Party Claims. In the event that an Indemnified Party determines that it has a claim for Damages against an Indemnifying Party hereunder (other than as a result of a Third Party Claim), the Indemnified Party shall promptly, but in any event within five (5) Business Days of becoming aware of any facts or circumstances that would reasonably be expected to give rise to a claim for indemnification hereunder, give written notice thereof to the Indemnifying Party, specifying the amount of such claim, the nature and basis of the alleged breach giving rise to such claim and all relevant facts and circumstances relating thereto; provided, however, that the failure to give such notice shall not affect the right to indemnification under this Article IX except to the extent of actual material prejudice to the Indemnifying Party. The Indemnified Party shall provide the Indemnifying Party with full access to its books and records (and, if Seller or Parent is the Indemnifying Party, the Acquired Companies’ books and records) during normal business hours for the purpose of allowing the Indemnifying Party a reasonable opportunity to verify any such claim for Damages. The Indemnifying Party shall notify the Indemnified Party within forty five (45) days following its receipt of such notice and granting of such access if the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve such dispute. Promptly following the final determination of the amount of Damages to which the Indemnified Party is entitled (whether determined in accordance with this Section 9.8 or by a court of competent jurisdiction), the Indemnifying Party shall pay such Damages to the Indemnified Party in accordance with Section 9.11.

9.9 Duty to Mitigate. The Indemnified Party shall use commercially reasonable efforts to mitigate or otherwise reduce the amount of any Damages that it incurs in connection with any matter with respect to which it is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article IX, including taking commercially reasonable measures to attempt to recover any insurance proceeds available to offset such Damages under insurance policies maintained by the Indemnified Party, if any (that is, the Indemnified Party shall respond to such Damages in the same manner as it would respond to such Damages in the absence of the indemnification provided for in this Article IX); provided, however, that in no event shall the Indemnified Party be obligated to bring any legal proceeding against a third party to recover any insurance proceeds.

9.10 Damages. (i) Notwithstanding anything to the contrary herein, no Person shall be liable to or otherwise responsible for special, punitive, exemplary, speculative or consequential damages, including speculative or consequential damages measured by lost opportunity costs, lost prospective economic damages, lost profits or a multiple of earnings, unless payable to a third party in connection with a Third Party Claim. Notwithstanding the foregoing, speculative or consequential damages shall not include reasonably foreseeable damages that are a direct and natural result of a breach. In no event shall any Indemnified Party be entitled to recover any amounts that were taken into account in the calculation of Net Asset Consideration or Final Consideration. The amount of any Damages payable under this Article IX shall be calculated net of (x) any specific reserve with respect to such Damages to the extent that it was reflected on the Final Closing Statement and not released or reduced prior to the Closing Date and (y) any insurance proceeds or other amounts under indemnification agreements with third parties actually received by the Indemnified Party on account thereof, net of any actual costs, expenses or premiums incurred in connection with obtaining such proceeds (but only to the extent that the Indemnified Party would otherwise retain an amount greater than the full amount of such Damages as a result of the underlying claim, provided, however, that in no event shall the Indemnified Party be obligated to bring any legal proceeding against a third party to recover any such proceeds or amounts; provided, further, however, that in the event such Indemnified Party does not bring a legal proceeding against any such third party, such Indemnified Party shall assign its rights to any Action related thereto to the Indemnifying Party).

9.11 Payment of Damages.

(a) No later than ten (10) Business Days following the final determination of the amount of any Damages payable to any Acquiror Indemnified Party in accordance with this Article IX, the Seller or Parent shall pay to Acquiror, in cash, by wire transfer of immediately available funds to an account designated in writing by Acquiror, the amount of such Damages.

(b) No later than ten (10) Business Days following the final determination of the amount of any Damages payable to a Seller Indemnified Party in accordance with this Article IX, Acquiror shall pay to Seller or Parent, in cash, by wire transfer of immediately available funds to an account designated in writing Seller or Parent, the amount of such Damages.

9.12 Treatment of Indemnity Payments. Following the Closing, any payment made pursuant to this Article IX shall be treated, for tax purposes, by the parties, to the extent permitted by applicable law, as an adjustment to the Final Consideration proceeds received by Seller or Parent in the transactions contemplated by this Agreement.

9.13 Tax Benefits. The amount of any payment by an Indemnifying Party pursuant to this Article IX in respect of any Damages shall be calculated after giving effect to any Tax Benefit to the Indemnified Party or its Affiliates resulting from, or as a consequence of, the Damages that are the subject of the indemnity claim. For purposes hereof, a “Tax Benefit” shall mean the amount of any Tax refund, credit or reduction in Liabilities for Taxes in any case as actually realized and, including any interest payable thereon by the relevant Taxing Authority.

9.14 Acknowledgements.

(a) Acquiror has conducted to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business and, in making its determination to proceed with the transactions contemplated by this Agreement, Acquiror has relied on the results of its own independent investigation and verification and the representations and warranties of Seller and Parent expressly and specifically set forth in Article III and the information set forth in the Schedules related thereto. Without limiting the foregoing, Acquiror acknowledges and agrees that it has not relied on any representations or warranties whatsoever, other than the representations and warranties of Seller and Parent expressly set forth in Article III and the information set forth in the Schedules related thereto. THE REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT EXPRESSLY SET FORTH IN ARTICLE III AND THE INFORMATION SET FORTH IN THE SCHEDULES RELATED THERETO CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE TO ACQUIROR OR ANY OTHER PERSON BY SELLER OR PARENT IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ACQUIROR UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ANY OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, THE ASSETS OR LIABILITIES OF THE BUSINESS OR THE QUALITY, QUANTITY, MERCHANTABILITY, FITNESS

FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE BUSINESS’ ASSETS OR ANY PART THEREOF) ARE SPECIFICALLY DISCLAIMED BY SELLER AND PARENT AND SHALL NOT FORM THE BASIS OF ANY CLAIM AGAINST SELLER OR PARENT OR ANY OTHER PARTY, OR OTHERWISE.

(b) THE REPRESENTATIONS AND WARRANTIES OF ACQUIROR EXPRESSLY SET FORTH IN ARTICLE IV AND THE INFORMATION SET FORTH IN THE SCHEDULES RELATED THERETO CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE TO PARENT, SELLER OR ANY OTHER PERSON BY ACQUIROR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PARENT AND SELLER UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ANY OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, ARE SPECIFICALLY DISCLAIMED BY ACQUIROR AND SHALL NOT FORM THE BASIS OF ANY CLAIM AGAINST ACQUIROR OR ANY OTHER PARTY, OR OTHERWISE.

(c) In connection with Acquiror’s investigation of the Business, Acquiror has received from or on behalf of Parent and Seller certain estimates, projections, business plans, forecasts and budgets of the Business. Acquiror acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such estimates, projections, business plans, forecasts and budgets, (ii) Acquiror is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections, business plans, forecasts and budgets so furnished to it or its representatives (including the reasonableness of the assumptions underlying such estimates, projections, business plans, forecasts and budgets), (iii) none of Seller or Parent makes any representations or warranties whatsoever with respect to such estimates, projections, business plans, forecasts and budgets (including the reasonableness of the assumptions underlying such estimates, projections, business plans, forecasts and budgets), and (iv) neither Acquiror nor any of Acquiror’s Affiliates or representatives shall have any claim against the Seller or Parent or otherwise with respect thereto.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.1 Termination . This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of Seller and Acquiror;

(b) prior to the Closing, by written notice to Seller and Parent from Acquiror if (i) there is any material inaccuracy or breach of any representation, warranty, covenant or agreement on the part of Seller or Parent set forth in this Agreement, such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied by the Termination Date (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller or Parent, then, for a period of up to thirty (30) days after receipt by Seller and Parent of notice from Acquiror of such breach, but only as long as Seller or Parent continues to use its commercially reasonable efforts to cure such Terminating Seller Breach (the “Seller Cure

Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period, (ii) the Closing has not occurred on or before the six (6) month anniversary of the date hereof; provided, however, that such six (6) month period may be extended to March 2, 2018, in Parent’s sole discretion and upon written notice from Parent (such date, as may be extended hereby or pursuant to Section 10.1(c) below, the “Termination Date”); provided further, however, that the right to terminate this Agreement under this sub-Section (ii) shall not be available if Acquiror is in material default or breach of this Agreement or if Acquiror’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, or (iii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; or

(c) prior to the Closing, by written notice to Acquiror from Seller or Parent if (i) there is any material inaccuracy or breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 8.3(a), Section 8.3(b) or Section 8.3(c) would not be satisfied by the Termination Date (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from Seller or Parent of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the six (6) month anniversary of the date hereof; provided, however, that such six (6) month period may be extended to March 2, 2018, in Acquiror’s sole discretion and upon written notice from Acquiror (such date, as may be extended, the “Termination Date”); provided further, however, that the right to terminate this Agreement under this sub-Section (ii) shall not be available if Seller or Parent is in material default or breach of this Agreement or if Seller’s or Parent’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, or (iii) the consummation of any of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction; or

(d) by Acquiror or Parent, upon written notice to the other party, if the Closing Date shall not have occurred on or before the Termination Date, provided that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any party whose breach of any obligation, covenant, agreement, representation or warranty under this Agreement has been the primary cause of, or has resulted in, the failure of the Closing Date to occur on or before such date.

10.2 Effect of Termination.

(a) Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Parent, Seller or Acquiror, as the case may be, for any Intentional Breach of this Agreement occurring prior to such termination. The provisions of Section 10.2, Section 11.4, Section 11.5, Section 11.6, Section 11.12 and Section 11.14 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement. Nothing in this Section 10.2 shall be deemed to release any party from any liability for any Intentional Breach by such party of the terms and provisions of this Agreement prior to such termination.

(b) Except as set forth below, in the event that this Agreement is terminated pursuant to Section 10.1, then for a period of two (2) years from the date of such termination, no Party (the “Soliciting Party”) or any of its Affiliates shall, directly or indirectly, solicit for employment or employ any non-administrative person whom it knows or has a reasonable basis to know is employed by the other party with whom it had contact or who became known to it during the evaluation of the Sale transaction contemplated herein; provided, however, that the foregoing restriction shall not apply (i) to any such employee (other than an officer) who (A) first contacts the Soliciting Party or its Affiliates (or their respective representatives) on his or her own initiative without any direct or indirect solicitation by or encouragement from the Soliciting Party or its Affiliates, (B) responds to general solicitation employment advertising in the media not directed at the employees of the other party or any of its Affiliates or (C) is recruited by an independent search firm that was not directed to target employees of the other party or its Affiliates; or (ii) if this Agreement is terminated pursuant to Section 10.1 due to a party’s breach, the non-breaching party shall not be subject to the terms of this Section 10.2(b). If this Agreement is terminated for any reason other than Acquiror’s breach, and Parent and Seller decide to wind down the Business, they shall inform Acquiror in writing of such decision and thereupon Acquiror shall be released from any further obligation under this Section 10.2(b) solely with respect to employees primarily related to the Business.

ARTICLE XI

MISCELLANEOUS

11.1 Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed), addressed as follows:

(a) If to Acquiror and, after the Closing, to the Acquired Companies, Traxys China and Traxys Russia to:

Traxys North America LLC

825 Third Avenue, 9th Floor

New York New York 10022

Attention: Steven H. Scheinman

Email: steven.scheinman@traxys.com

with copies to (which shall not constitute notice):

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Attention: Chad Mills

Email: chad.mills@haynesboone.com

(b) If to Seller, to:

Commercial Metals Company

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Attention: Paul K. Kirkpatrick

Email: paul.kirkpatrick@cmc.com

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4624

Attention: Garrett A. DeVries

Email: gdevries@akingump.com

(c) If to Parent, to:

Commercial Metals Company

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Attention: Paul K. Kirkpatrick

E-Mail: paul.kirkpatrick@cmc.com

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4624

Attention: Garrett A. DeVries

Email: gdevries@akingump.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

11.4 Rights of Third Parties. Except as set forth in that certain letter agreement by and between Parent and Carlyle Investment Management L.L.C., dated as of the date of this Agreement, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies under or by reason of this Agreement.

11.5 Expenses. Except as otherwise provided in this Agreement, each party hereto, shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that

(a) Parent and Seller shall be solely liable to the extent that any unrecoverable VAT related Transfer Taxes or export Taxes in Vietnam that arise as a result of any breach of Section 3.13(m) or Parent’s or Seller’s failure to abide by Section 7.2(g);

(b) Acquiror shall be solely liable for all recoverable Transfer Taxes payable as a result of the Sale or the consummation of the transactions contemplated hereby (including any transfer made pursuant to or in connection with, the Contribution Agreement);

(c) Parent and Seller, on the one hand, and Acquiror, on the other hand, shall each pay fifty percent (50%) of (i) all unrecoverable Transfer Taxes payable as a result of the Sale or the consummation of the transactions contemplated hereby (including any transfer made pursuant to, or in connection with, the Contribution Agreement), and (ii) all fees payable to Regulatory Consent Authorities described on Schedule 3.5.

11.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8 Schedules. The Schedules referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any Section or Schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules where the applicability of such disclosure to such other Section or Schedule is reasonably apparent on the face of such disclosure. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality. The reference to or listing, description, disclosure or other inclusion of any item or other matter, including any charge, violation, breach, debt, obligation or liability, in the Schedules shall not be construed to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any contract, agreement, note, lease or otherwise.

11.9 Entire Agreement. This Agreement (together with the Schedules to this Agreement), the Transaction Documents and that certain Amended and Restated Nondisclosure Agreement dated as of December 22, 2015, by and among TNA, Parent and Carlyle (as amended by that First Addendum dated as of March 3, 2017 and that Second Addendum dated March 27, 2017, the “Confidentiality Agreement”), constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby; provided, however, that at the Closing all of the obligations of the parties subject to the Confidentiality Agreement shall terminate. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement, the Transaction Documents and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The adoption of this Agreement by the shareholders of any party shall not restrict the ability of the board of directors of such party to terminate this Agreement in accordance with Section 10.1 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12 Jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the state and/or federal courts located in New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this

Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.12.

11.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Parent, Seller nor Acquiror would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14 Waiver of Conflicts. Acquiror (on behalf of itself and its Subsidiaries) agree that, notwithstanding any current or prior representation of Parent or any of its Subsidiaries by Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), Akin Gump shall be allowed to represent Parent or any of its Affiliates in any matters and/or disputes (or any other matter), including any matter or dispute adverse to Acquiror, the Acquired Companies, any Subsidiaries of Acquiror or the Acquired Companies, or any of their respective Affiliates that either is existing on the date hereof or that arises in the future and relates to this Agreement or any of the other Transaction Documents, or any of the transactions contemplated hereby or thereby, and Acquiror and the Acquired Companies (each on behalf of itself and its Subsidiaries) hereby (a) waive any claim they have or may have that Akin Gump has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between the Acquired Companies, any Subsidiaries of Acquiror or the Acquired Companies, or any of their respective Affiliates (on the one hand) and Parent or Seller or any of their respective Affiliates (on the other hand), Akin Gump may represent Parent, Seller or such Affiliate in such dispute even though the interests of Parent, Seller or such Affiliate may be directly adverse to the Acquired Companies, any Subsidiaries of Acquiror or the Acquired Companies, or any of their respective Affiliates and even though Akin Gump may have represented the Acquired Companies in a matter related to such dispute. Acquiror and the Acquired Companies (each on behalf of itself and its Subsidiaries) also further agree that, as to all communications between or among Akin Gump and the Acquired Companies, any of the Subsidiaries of any Acquired Company, any of Parent, Seller and/or any of their respective

Affiliates that relate in any way to (i) the Business or (ii) any of the transactions contemplated by the Transaction Documents, the attorney-client privilege and the expectation of client confidence belongs to Parent or Seller, as applicable and may be controlled by Parent or Seller, as applicable, and shall not pass to or be claimed by Acquiror, any Acquired Company or any Subsidiary or Affiliate of Acquiror or any Acquired Company.

11.15 Authority to Act. TNA and TE agree, that for administrative convenience, as between them in their capacity as the Acquiror in this Agreement, TE shall be deemed to have irrevocably constituted and appointed TNA as its representative to serve as TE’s agent and attorney in fact with full power of substitution to act from and after the date hereof and take such actions and execute any and all documents on behalf of such TE in its capacity as an Acquiror, which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated in this Agreement, including but not limited to: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof to TE, in accordance with this Agreement and subject to the terms hereof; (iii) receipt and forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of the parties as Acquiror, any and all consents, waivers, amendments or modifications deemed by TNA, in its discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) (A) dispute or refrain from disputing any claim made by Parent or Seller or any other Seller Indemnified Parties under this Agreement, (B) negotiate and compromise, on behalf of the Acquiror, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) execute, on behalf of the Acquiror, any settlement agreement, release or other document with respect to such dispute or remedy. Parent and Seller shall be fully protected in dealing with TNA under this Section and may conclusively rely, without any independent verification or inquiry, upon the authority of TNA to act on behalf of TE for the purposes set forth herein.

11.16 Further Assurances. Following the Closing, the parties shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents, certificates, instruments, agreements, bills of lading and other negotiable instruments (endorsed as reasonably requested) and other papers, as may be reasonably required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, or confirm, record or evidence the authorization, execution, delivery or performance of this Agreement or consummation of the transactions contemplated by this Agreement; provided, however, that no such action taken or deliverable provided in connection with this Section 11.16 shall expand, or provide any representations and warranties in addition to, the representations and warranties contained in Article III and Article IV. In addition, and without limiting the foregoing, following the Closing, Parent and Seller shall inform all owners and operators of warehouse and storage facilities listed on Schedule 3.9(a)(xvi) and carriers of Inventory that is in transit of the sale of such Inventory to the Acquired Companies, Traxys China and Traxys Russia, as applicable, pursuant to written documents approved by Acquiror.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

TRAXYS NORTH AMERICA, LLC

By:	/s/ Alan Docter
Name:	Alan Docter
Title:	Chairman

By:	/s/ Mark Kristoff
Name:	Mark Kristoff
Title:	Chief Executive Officer

TRAXYS EUROPE S.A.

By:	/s/ Alan Docter
Name:	Alan Docter
Title:	Manager

By:	/s/ Mark Kristoff
Name:	Mark Kristoff
Title:	Manager

Signature Page to Interest Purchase Agreement

COMMERCIAL METALS COMPANY

By:	/s/ Barbara R. Smith
Name:	Barbara R. Smith
Title:	President and COO

CMC COMETALS INTERNATIONAL SARL

By:	/s/ Pieter Jan van der Meer
Name:	Pieter Jan van der Meer
Title:	Class A Manager

By:	/s/ William M. Gooding
Name:	William M. Gooding
Title:	Class B Manager

Signature Page to Interest Purchase Agreement

Traxys S.à r.l., a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg, registered with the Luxembourg trade and companies register under the number B 90.829 (“Traxys Parent”) absolutely, unconditionally and irrevocably guarantees to Parent and Seller the full and punctual payment of all payment obligations of Acquiror under, and subject to, the terms of this Agreement (collectively, the “Obligations”). Traxys Parent agrees that the Obligations are irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and it irrevocably waives, any defenses to enforcement of the guaranty set forth herein that Traxys Parent may have, other than any rights or defenses of the Acquiror as set forth in this Agreement (other than any defense arising from any insolvency or bankruptcy proceedings of Acquiror, any defense waived by Traxys Parent in this guarantee or any other inability of Acquiror to pay). Additionally, Traxys Parent irrevocably waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this guaranty until all Obligations shall have been paid and discharged in full. This guarantee is a guarantee of payment and not of collection.

TRAXYS S.À R.L

By:	/s/ Alan Docter
Name:	Alan Docter
Title:	Manager

By:	/s/ Mark Kristoff
Name:	Mark Kristoff
Title:	Manager

Signature Page to Interest Purchase Agreement

Exhibit A

Agreed Principles

Exhibit B

Contribution Agreement

Exhibit C

Processing Agreement

Exhibit D-1

TSA

Exhibit D-2

Reverse TSA

Exhibit E

Example Closing Statement